                                                              Filed pursuant to
                                                              Section 424(b)(1)

PROSPECTUS


                                2,400,000 Shares


                            [CINANNATI BELL LOGO]

                                 COMMON SHARES
                            ------------------------

OF THE 2,400,000 COMMON SHARES, PAR VALUE $1.00 PER SHARE (THE "COMMON SHARES") OFFERED HEREBY, 2,000,000 COMMON SHARES ARE BEING OFFERED INITIALLY IN THE
 UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 400,000 COMMON SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE
  INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE COMMON SHARES
    OFFERED HEREBY ARE BEING SOLD BY BANKERS TRUST COMPANY AS TRUSTEE UNDER
    THE CINCINNATI BELL PENSION PLANS TRUST (THE "CINCINNATI BELL PENSION
     PLANS TRUST"). SEE "SELLING SHAREHOLDER." NONE OF THE PROCEEDS FROM
     THE SALE OF THE COMMON SHARES WILL BE RECEIVED BY CINCINNATI BELL
      INC. ("CINCINNATI BELL"). CINCINNATI BELL'S COMMON SHARES ARE
       LISTED ON THE NEW YORK AND CINCINNATI STOCK EXCHANGES UNDER THE
       SYMBOL "CSN." ON NOVEMBER 14, 1996, THE REPORTED LAST SALE PRICE
        OF THE COMMON SHARES ON THE NEW YORK STOCK EXCHANGE WAS $55.75.


                            ------------------------


PURSUANT TO A SEPARATE PROSPECTUS, SALOMON INC IS CONCURRENTLY OFFERING FOR SALE
                    IN A SEPARATE OFFERING 3,500,000 OF ITS


 6 1/4% EXCHANGEABLE NOTES DUE FEBRUARY 1, 2001 (THE "DECS(SM)"), PLUS UP TO AN
                         ADDITIONAL 500,000 DECS SOLELY

TO COVER OVER-ALLOTMENTS. AT MATURITY, THE DECS MAY BE EXCHANGED BY SALOMON INC
                              INTO COMMON SHARES.

                            ------------------------

     SEE "RISK FACTORS" ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                              PRICE $55.75 A SHARE

                            ------------------------


                                                           UNDERWRITING          PROCEEDS TO
                                        PRICE TO           DISCOUNTS AND           SELLING
                                         PUBLIC           COMMISSIONS(1)       SHAREHOLDER(2)
                                  ---------------------------------------------------------------
Per Common Share.............            $55.75                $2.37               $53.38
Total(3).....................         $133,800,000          $5,688,000          $128,112,000

------------
(1) Cincinnati Bell and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Expenses of issuance and distribution estimated at $311,575 are payable by Cincinnati Bell.

(3) The Selling Shareholder has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 360,000 additional Common Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the Selling Shareholder will be $153,870,000, $6,541,200 and $147,328,800, respectively. See "Underwriters."

                            ------------------------



     The Common Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cleary, Gottlieb, Steen & Hamilton, counsel for the Underwriters. It is expected that delivery of the Common Shares will be made on or about November 20, 1996 through the book entry facilities of The Depository Trust Company, against payment therefor in immediately available funds.

                            ------------------------
                          Joint Book-Running Managers

MORGAN STANLEY & CO.                                        SALOMON BROTHERS INC
              Incorporated


November 14, 1996

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by Cincinnati Bell or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereby shall under any circumstance imply that the information contained herein is correct as of any date subsequent to the date hereof.

                               ------------------

                               TABLE OF CONTENTS


                                                                                    PAGE
                                                                                    ----
    Forward-Looking Statements....................................................    3
    Available Information.........................................................    3
    Incorporation of Certain Documents by Reference...............................    4
    Prospectus Summary............................................................    5
    Risk Factors..................................................................    8
    Use of Proceeds...............................................................   11
    Price Range of Common Shares and Dividends....................................   11
    Selected Consolidated Financial Information...................................   12
    Management's Discussion and Analysis of Financial Condition and Results of
      Operations..................................................................   13
    Business......................................................................   25
    Management....................................................................   36
    Selling Shareholder...........................................................   38
    Description of Capital Stock..................................................   39
    Certain United States Tax Consequences to Non-United States Holders...........   41
    Underwriters..................................................................   42
    Legal Opinions................................................................   45
    Experts.......................................................................   45

     IN CONNECTION WITH THE DECS OFFERING AND THE PENSION TRUST OFFERING, THE RESPECTIVE UNDERWRITERS OF THE DECS AND THE COMMON SHARES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DECS OR THE COMMON SHARES OF CINCINNATI BELL AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           FORWARD-LOOKING STATEMENTS

     Certain information incorporated by reference into this Prospectus under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe harbor created by that Act. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. Additional information on the risk factors which could affect Cincinnati Bell's financial results is included in this Prospectus and in other documents incorporated by reference herein.

                             AVAILABLE INFORMATION

     Cincinnati Bell is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Cincinnati Bell may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by Cincinnati Bell can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Cincinnati Bell.

     Cincinnati Bell has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to Cincinnati Bell and the Common Shares, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by Cincinnati Bell with the Commission (File No. 1-8519) and are incorporated herein by reference:

     1. Cincinnati Bell's Annual Report on Form 10-K for the year ended December 31, 1995.

     2. Cincinnati Bell's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     All documents filed by Cincinnati Bell pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

     Cincinnati Bell will provide without charge, upon written or oral request, to each person to whom a copy of this Prospectus is delivered, a copy of any or all of the documents referred to above other than exhibits to such documents. Requests for such copies should be directed to the Secretary of Cincinnati Bell Inc., 201 East Fourth Street, Cincinnati, Ohio 45202, telephone number (513) 397-9900.
             ------------------------------------------------------

     "Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon Brothers Inc.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the detailed information and financial statements, including the notes thereto, contained elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Cincinnati Bell is a major U.S. diversified telecommunications company with principal businesses in three industry segments. The telephone operations segment, Cincinnati Bell Telephone Company ("CBT"), provides telecommunications services and products, which include local service, network access and toll telephone services in the Greater Cincinnati area. The information systems segment, Cincinnati Bell Information Systems Inc. ("CBIS"), provides data processing and software development services primarily to the U.S. telecommunications industry. The telephone marketing services segment, MATRIXX Marketing Inc. ("MATRIXX"), provides telephone marketing, research, fulfillment, database management, interactive voice response and Internet services primarily to large corporations such as AT&T Corp. ("AT&T") and DIRECTV Inc. ("DIRECTV(R)"). Cincinnati Bell also provides long distance and directory services, markets communications equipment and has a minority interest in a partnership which operates cellular telephone systems.

     Cincinnati Bell is a leader in each of its principal businesses. CBT is the leading local telephone company in the Greater Cincinnati area; CBIS is the leading provider of billing and customer care services to the wireless telecommunications market in North America; and MATRIXX is the largest independent provider of outsourced telephone marketing services based on annual revenues.

     Cincinnati Bell's revenues and operating income excluding special items for 1995 were approximately $1.3 billion and $225 million, respectively, representing increases of 9% and 32% over 1994. Cincinnati Bell's revenues and operating income excluding special items for the first nine months of 1996 were $1,141.3 million and $207.6 million, respectively, representing increases of 15% and 24% over the first nine months of 1995.

STRATEGY

     The three principal businesses and other interests of Cincinnati Bell are the products of a focused strategy first initiated in 1983 to expand from a local exchange telecommunications company into a broader, more diversified company providing value-added customer care services in high growth and converging communications markets. By leveraging the combined knowledge, capabilities and experience of its principal subsidiaries, Cincinnati Bell seeks to take advantage of the opportunities arising from the growing communications market and the growing trend of outsourcing information and telephone marketing services. Cincinnati Bell's ability to provide unique insight into the customer care requirements of outsourcing clients of both CBIS and MATRIXX is enhanced by the knowledge and expertise developed by serving CBT, a full service telecommunications provider.

     In addition to the growth opportunities and synergies created by working together, each business -- CBT, CBIS and MATRIXX -- has growth strategies in its respective markets. CBT's strategy is to leverage off its well regarded brand name, excellent service record and tradition of quality to be a full service provider of bundled communications, information and entertainment services. CBIS's strategy is to utilize the scale of its data processing operations and its extensive industry knowledge and experience to be the leading provider of customer care and billing services and network provisioning and management systems to the communications industry. MATRIXX's strategy is to focus on developing long-term strategic outsourcing relationships for telephone marketing support of large clients in the telecommunications, technology, financial services, consumer products and direct response industries.

     Cincinnati Bell's principal executive offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202. The telephone number is (513) 397-9900.

                           THE COMMON SHARES OFFERING


Common Shares offered
  United States offering..............................      2,000,000 shares
  International offering..............................        400,000 shares
                                                         ------------
          Total.......................................      2,400,000 shares

Common Shares to be outstanding after the offering....     67,393,953 shares*

Use of proceeds.......................................  All of the proceeds will be received by the Cincinnati Bell Pension Plans
                                                        Trust (the "Selling Shareholder"). None
                                                        of the proceeds will be received by
                                                        Cincinnati Bell.

New York Stock Exchange Symbol........................  CSN



* Based on number of Common Shares outstanding as of September 30, 1996.


                               THE DECS OFFERING


     Salomon Inc is also offering for sale in a separate offering 3,500,000 DECS, plus up to an additional 500,000 DECS solely to cover over-allotments. At maturity, the DECS will be manditorily exchanged by Salomon Inc into Common Shares (or, at Salomon Inc's option, cash with equal value and/or such other consideration as permitted or required by the terms of the DECS) at the rate specified in the prospectus for the offering of the DECS.

             SUMMARY FINANCIAL INFORMATION OF CINCINNATI BELL INC.

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                                     -----------------------   -----------------------------------------------------------
                                        1996        1995          1995        1994        1993        1992        1991
                                     -----------------------   -----------------------------------------------------------
                                                              (IN MILLIONS EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
  Revenues...........................   $1,141.3   $ 992.9       $1,336.1    $1,228.2    $1,096.2    $1,101.4    $1,064.7
  Costs and expenses (excluding
    special items)...................     933.7      825.4       1,110.7     1,057.1       982.0       990.8       920.0
                                     ----------- -----------   ----------- ----------- ----------- ----------- -----------
  Operating income (excluding special
    items)...........................     207.6      167.5         225.4       171.1       114.2       110.6       144.7
  Special items......................     (14.4)     134.5         178.7         5.7       132.9        19.4        26.8
                                     ----------- -----------   ----------- ----------- ----------- ----------- -----------
  Operating income (loss)............     222.0       33.0          46.7       165.4       (18.7)       91.2       117.9
  Other income (expense), net........       9.4        0.7         (13.5)        1.7         9.4        10.9         4.2
  Interest expense...................      25.1       39.8          52.8        49.5        45.8        46.2        52.8
                                     ----------- -----------   ----------- ----------- ----------- ----------- -----------
  Income (loss) before income taxes,
    extraordinary charges and
    cumulative effect of change in
    accounting principle.............     206.3       (6.1)        (19.6)      117.6       (55.1)       55.9        69.3
  Income taxes.......................      72.9       (2.3)          5.7        42.1         1.7        17.0        26.6
  Extraordinary charges and
    cumulative effect of change
    in accounting principle..........        --         --          (7.0)       (2.9)         --        (3.7)         --
                                     ----------- -----------   ----------- ----------- ----------- ----------- -----------
  Net income (loss)..................   $ 133.4    $  (3.8)      $ (32.3)    $  72.6     $ (56.8)    $  35.2     $  42.7
                                     =========== ===========   =========== =========== =========== =========== ===========
  Earnings (loss) per common share...   $  1.94    $  (.06)      $  (.49)    $  1.11     $  (.93)    $   .50     $   .63
  Dividends declared per common
    share............................   $   .60    $   .60       $   .80     $   .80     $   .80     $   .80     $   .80
  Weighted average common shares
    outstanding (000)................    68,645     66,204        66,271      65,443      63,296      61,914      61,334
  Operating margin (excluding special
    items)...........................     18.2%      16.9%         16.9%       13.9%       10.4%       10.0%       13.6%
FINANCIAL POSITION
  Total assets.......................   $1,631.3   $1,743.5      $1,591.7    $1,723.4    $1,664.1    $1,632.5    $1,743.1
  Long-term debt.....................   $ 381.3    $ 491.1       $ 386.8     $ 528.3     $ 522.9     $ 350.1     $ 445.2
  Total debt.........................   $ 517.4    $ 605.2       $ 512.9     $ 597.0     $ 634.9     $ 543.0     $ 618.1
  Common shareowners' equity.........   $ 585.4    $ 516.8       $ 478.1     $ 552.4     $ 515.6     $ 568.9     $ 581.6

                                  RISK FACTORS

     The following factors should be considered in connection with an investment in Cincinnati Bell Common Shares. Any one or more of such factors may cause Cincinnati Bell's actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of Cincinnati Bell.

REGULATORY AND COMPETITIVE TRENDS

     Recently enacted and future legislative and regulatory initiatives will have an impact on CBT and other incumbent local exchange carriers ("LECs"), including the Regional Bell Operating Companies ("RBOCs") and other independent telephone companies. The extent of that impact will not be known until the initiatives are fully implemented. The basic thrust of these initiatives is to encourage and accelerate the development of competition in the telecommunications industry by removing legal barriers to competition across major segments of that industry. Under the initiatives, companies that today are limited to one or more of those segments, including local exchange, long distance, wireless, cable television and information services, could enter the other segments to compete with the incumbent providers and other new entrants.

     Today's technology makes it possible to interconnect facilities of competing telecommunications carriers and to provide the service offerings of multiple competitors through the network facilities of one or more incumbents. At the federal level, the Telecommunications Act of 1996 (the "Act") passed in February 1996 requires incumbent LECs like CBT to interconnect with the networks of other service providers, unbundle certain network elements and make them available to competing providers at wholesale rates. Additionally, the Act requires the removal of other perceived barriers to competitive entry by alternative providers of local exchange services. Although the Act clearly states these mandates, it does so in general terms and leaves the implementation of these mandates to the Federal Communications Commission ("FCC") and the state regulatory agencies.

     On August 8, 1996, the FCC issued an order establishing regulations to implement the "local competition" provisions of the Act. These regulations essentially establish parameters under which a LEC must allow other telecommunications carriers to interconnect with its network, including the compensation that a LEC would receive for terminating calls originating from the networks of the other carriers. The FCC's regulations also establish parameters under which LECs must unbundle network elements and offer them to other telecommunications carriers. The prices for interconnection and unbundled elements either are to be negotiated between the parties (and approved by the relevant state commission) or, if the parties fail to reach an agreement, the rates are to be set by the relevant state commission based on guidelines established by the Act and implemented by the FCC. Under the Act, these rates must be based on the cost of providing the interconnection or unbundled elements, be nondiscriminatory and include a reasonable profit. The FCC has determined that the prices for these unbundled elements and interconnection are to be based on a methodology governed by forward-looking, long-run incremental costs. The Act also requires LECs to offer to other telecommunications carriers, at wholesale rates, any retail telecommunications service offered by the LEC to end-users. The FCC has determined that the wholesale rates are to be based on the LEC's retail rates, less the costs avoided by the LEC in offering its services for resale.

     CBT and several other LECs believe the FCC's regulations with respect to interconnection, unbundling and resale unlawfully exceed the requirements of the Act. Accordingly, they have sought review of the FCC's order in the United States Court of Appeals. The primary objections raised by CBT and the other LECs are that the pricing rules and standards for interconnection, unbundling and resale, and the rules allowing interconnecting carriers to "pick and choose" from various unbundled elements and services, along with their prices, being provided by LECs pursuant to pre-approved contracts with other carriers, will not provide the LECs with adequate compensation. On October 15, 1996, the United States Court of Appeals for the Eighth Circuit stayed the effectiveness of the portions of the FCC order establishing the pricing standards and the "pick and choose" rules. A petition to vacate the Eighth Circuit's stay of these rules is pending before the United States Supreme Court, but one Justice on the Supreme Court has already denied a petition to lift the stay. As a result of the stay, these rules are suspended, pending a final decision on the merits of the petition for review of these rules. The appeal is scheduled for argument the week of January 13, 1997. The FCC regulations requiring LECs to negotiate with new entrants, unbundle and resell still exist; however, pending a decision on the appeal, pricing will be determined by private negotiations as approved by state regulatory authorities or by state arbitrations.

     If the FCC's order were implemented as written, and if CBT were unable to obtain waivers to certain requirements or to replace its lost revenues, Cincinnati Bell believes that the result would have a material adverse impact on its revenues and earnings. The material impact would result from the elimination of certain revenues designed to subsidize residential telephone service and increased costs to develop or modify systems to allow number portability and interconnection. CBT also believes that implementation of the FCC order would significantly enhance the position of its competitors, which would have an additional adverse impact on CBT's revenues and earnings from operations within its territory.

     The outcome of three separate, but related, FCC proceedings could be significant for CBT. In the first of these proceedings, the FCC will be implementing a universal service funding mechanism which is currently being developed by a joint board made up of state and federal regulators. In the second of these proceedings, the FCC will be reforming the current access charge regime, which could result in an additional reduction in revenues. In the third, the FCC will be implementing regulations that may require certain LECs to share their infrastructure, technology, information and facilities with certain smaller telecommunications service providers.

     At the state level, the Public Utilities Commission of Ohio ("PUCO") recently adopted a set of local service guidelines that largely mirror the requirements of the Act and the FCC regulations discussed above. In addition, the PUCO has issued orders granting Time Warner Communications of Ohio, L.P. and Communications Buying Group, Inc. certificates of public convenience and necessity to provide local exchange service in CBT's operating territory. Other entities have been granted certificates to provide basic local exchange service in Ohio, although not in CBT's operating territory. On November 7, 1996, in response to the request of CBT and others for rehearing, the PUCO reissued the guidelines for local competition in Ohio. CBT is currently analyzing the impact of these guidelines. Cincinnati Bell believes that CBT will face increased competition under these guidelines which may have a material adverse effect on its operating results. To date, six competitors have requested interconnection with CBT's network.

     On September 26, 1996, the Public Service Commission of Kentucky ("PSCK") issued its rules for local competition in Kentucky. A major portion of the rules outlines the PSCK's perspective regarding universal service and the development of a universal service fund intended to keep residential rates within the state affordable. The rules established a workshop process to review universal service funding. The rules also established an interim resale discount of 17% for most LECs including CBT pending the submission of company-specific cost studies supporting a smaller discount. The PSCK did not, however, adopt detailed rules for interconnection. CBT is reviewing the rules to determine their impact, but the adopted rules are likely to lead to increased competition for CBT in Kentucky and may have an adverse effect on its operating results.

     The impact of the proposed regulatory changes may be mitigated through modification of the final rules, waivers of the rules and price increases in other regulated services (e.g., local rates).

CUSTOMER CONCENTRATION

     MATRIXX, CBIS and CBT rely on several significant customers for a large percentage of their respective revenues. Their relationships with customers are typically based on written contracts with a set term; however, such contracts may contain provisions that allow a customer at any time to terminate the relationship prior to the end of the contract term. In the case of MATRIXX, three customers represented approximately 38% of its 1995 revenues and 40% of its first nine months of 1996 revenues. In the case of CBIS, its four largest customers, other than CBT, collectively represented approximately 70% of its 1995 revenues. Each of Cincinnati Bell's major subsidiaries derives significant revenues from AT&T and its affiliates by providing network services, billing and customer care systems and telephone marketing services. During 1995, revenues from AT&T accounted for 26% of Cincinnati Bell's consolidated revenues under various independent contracts with one or more of its subsidiaries. Thus, the loss of one or more significant customers could have a material adverse effect on Cincinnati Bell's operating results.

     CBT and AT&T are discussing whether to revise portions of their agreement concerning the joint provision of certain telecommunication services. Revenues subject to discussion represent approximately $36 million or 6% of CBT's 1995 revenues, but portions of the contract provide above average profit contribution. The outcome of such discussions cannot be predicted, but significant changes in the relationship could have a material adverse impact on CBT's future earnings. These discussions with AT&T do not involve AT&T's relationship with other Cincinnati Bell subsidiaries.

CUSTOMER AND INDUSTRY SUCCESS

     The revenues generated by MATRIXX and CBIS are dependent on the success of their customers. If their customers are not successful, the amount of business that such customers outsource will be diminished. Several of MATRIXX's and CBIS's current customers participate in emerging industries. The extent to which products marketed by such customers (e.g., personal communications services ("PCS")) will be successful is not yet known. Thus, although CBIS and MATRIXX have signed contracts to provide services to such customers, there can be no assurance that the level of revenues to be received from such contracts will meet expectations.

     Each of the business segments in which Cincinnati Bell's subsidiaries conduct their business has grown significantly in the last several years. To the extent that growth in these industry segments declines, such decline could adversely affect the growth of each subsidiary's business. In addition, the possibility of continued growth in these segments could be affected by the development of new products that provide alternatives to the product offerings of Cincinnati Bell, and by a change in the trend of businesses generally to outsource functions unrelated to their core capabilities.

RAPIDLY CHANGING TECHNOLOGY

     The telecommunications industry is subject to rapid and significant changes in technology. Cincinnati Bell's businesses are highly dependent on its computer, telecommunications and software systems. Cincinnati Bell's failure to maintain the superiority of its technological capabilities or to respond effectively to technological changes could have an adverse effect on its businesses, results of operations or financial condition. Cincinnati Bell's future success also will be highly dependent upon its ability to enhance existing services and introduce new services or products to respond to changing technological developments. There can be no assurance that Cincinnati Bell can successfully develop and bring to market any new services or products in a timely manner, that such services or products will be commercially successful or that competitors' technologies or services will not render Cincinnati Bell's products or services noncompetitive or obsolete.

POTENTIAL VOLATILITY OF STOCK PRICE

     The trading price of Cincinnati Bell's Common Shares is subject to fluctuations in response to Cincinnati Bell's operating profits, announcements of new contract awards or new products by Cincinnati Bell and its subsidiaries or their competitors, general conditions in the market, changes in earnings estimates by analysts, failure to meet the revenues or earnings estimates of analysts or other events or factors. The public stock markets have experienced price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. The market price for the Common Shares has been highly volatile. Future announcements concerning Cincinnati Bell, its subsidiaries or their competition, including the results of technological innovations, new products, government regulations, litigation or public concern with respect to Cincinnati Bell or its subsidiaries and other factors including those described above, may have a significant impact on the market price of the Common Shares.

     It is not possible to predict accurately how or whether any market that develops for the DECS will influence the market for the Common Shares. For example, the price of the Common Shares could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market, upon the maturity of the DECS, of the 3,500,000 Common Shares which may be delivered by Waslic upon the maturity of the DECS (currently constituting approximately 5.2% of the outstanding Common Shares). See "Certain Relationships." The price of the Common Shares could also be affected by possible sales of Common Shares by investors who view the DECS as a more attractive means of equity participation in Cincinnati Bell and by hedging or arbitrage trading activity that may develop involving the DECS and the Common Shares.


                                USE OF PROCEEDS

     Cincinnati Bell will not receive any of the proceeds from the sale of the DECS by Salomon Inc or the sale of the Common Shares by the Cincinnati Bell Pension Plans Trust.

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

     The Common Shares are traded under the symbol "CSN" on the NYSE and on the CSE. The following table sets forth for the indicated calendar quarters the high and low sales prices for the Common Shares, as reported in the NYSE consolidated transaction system, and the dividends paid per Common Share since January 1, 1994.


                                                                         SALES PRICES
                                                                      -----------------     DIVIDENDS
                                                                      HIGH        LOW         PAID
                                                                      ----        ----      ---------
1994
  First Quarter....................................................   $18 7/8     $15 1/2     $ .20
  Second Quarter...................................................   $17 1/2     $15 3/8     $ .20
  Third Quarter....................................................   $20 1/8     $ 16        $ .20
  Fourth Quarter...................................................   $19 1/2     $16 3/4     $ .20
1995
  First Quarter....................................................   $22 1/8     $16 7/8     $ .20
  Second Quarter...................................................   $26 1/4     $20 7/8     $ .20
  Third Quarter....................................................   $28 1/8     $24 3/4     $ .20
  Fourth Quarter...................................................   $35 1/4     $26 1/8     $ .20
1996
  First Quarter....................................................   $ 53        $32 1/4     $ .20
  Second Quarter...................................................   $57 3/4     $46 7/8     $ .20
  Third Quarter....................................................   $53 1/4     $45 3/8     $ .20
  Fourth Quarter (through November 14, 1996).......................   $56 7/8     $46 1/4     $ .20


     As of September 30, 1996, there were approximately 18,532 holders of record of the Common Shares and 67,393,953 Common Shares outstanding, including 8,171,378 shares held by or for the account of Cincinnati Bell, its subsidiaries and its employee benefit plans.

     Cincinnati Bell has paid consecutive cash dividends on its Common Shares since 1879. The payment of future dividends will depend upon future earnings, the financial condition of Cincinnati Bell and other factors.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth selected historical consolidated financial and operating data of Cincinnati Bell and its subsidiaries. The selected historical consolidated financial data as of and for each of the five years in the period ended December 31, 1995 have been derived from the audited consolidated financial statements of Cincinnati Bell. The selected consolidated financial data as of and for the nine month periods ended September 30, 1996 and 1995 have been derived from the unaudited consolidated financial statements of Cincinnati Bell. The statements for such nine month periods, in the opinion of management, include all adjustments necessary to present fairly the financial results for such periods. All adjustments are of a normal or recurring nature except those outlined in Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Ks and Form 10-Qs of Cincinnati Bell for those periods. The results of operations for the nine month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year. The historical consolidated financial data set forth below should be read in conjunction with the audited and unaudited consolidated financial statements of Cincinnati Bell incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference."

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                                            -----------------------   -----------------------------------------------------------
                                               1996        1995          1995        1994        1993        1992        1991
                                            -----------------------   -----------------------------------------------------------
                                                                     (IN MILLIONS EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
  Revenues..................................  $1,141.3    $ 992.9      $1,336.1    $1,228.2    $1,096.2    $1,101.4    $1,064.7
  Costs and expenses (excluding special
    items)..................................     933.7      825.4       1,110.7     1,057.1       982.0       990.8       920.0
                                            ----------- -----------   ----------- ----------- ----------- ----------- -----------
  Operating income (excluding special
    items)..................................     207.6      167.5         225.4       171.1       114.2       110.6       144.7
  Special items.............................     (14.4)     134.5         178.7         5.7       132.9        19.4        26.8
                                            ----------- -----------   ----------- ----------- ----------- ----------- -----------
  Operating income (loss)...................     222.0       33.0          46.7       165.4       (18.7)       91.2       117.9
  Other income (expense), net...............       9.4        0.7         (13.5)        1.7         9.4        10.9         4.2
  Interest expense..........................      25.1       39.8          52.8        49.5        45.8        46.2        52.8
                                            ----------- -----------   ----------- ----------- ----------- ----------- -----------
  Income (loss) before income taxes,
    extraordinary charges and cumulative
    effect of change in accounting
    principle...............................     206.3       (6.1)        (19.6)      117.6       (55.1)       55.9        69.3
  Income taxes..............................      72.9       (2.3)          5.7        42.1         1.7        17.0        26.6
  Extraordinary charges and cumulative
    effect of change
    in accounting principle.................        --         --          (7.0)       (2.9)         --        (3.7)         --
                                            ----------- -----------   ----------- ----------- ----------- ----------- -----------
  Net income (loss).........................   $ 133.4    $  (3.8)      $ (32.3)    $  72.6     $ (56.8)    $  35.2     $  42.7
                                            =========== ===========   =========== =========== =========== =========== ===========
  Earnings (loss) per common share..........   $  1.94    $  (.06)      $  (.49)    $  1.11     $  (.93)    $   .50     $   .63
  Dividends declared per common share.......   $   .60    $   .60       $   .80     $   .80     $   .80     $   .80     $   .80
  Weighted average common shares outstanding
    (000)...................................    68,645     66,204        66,271      65,443      63,296      61,914      61,334
  Operating margin (excluding special
    items)..................................     18.2%      16.9%         16.9%       13.9%       10.4%       10.0%       13.6%
FINANCIAL POSITION
  Total assets..............................  $1,631.3   $1,743.5      $1,591.7    $1,723.4    $1,664.1    $1,632.5    $1,743.1
  Long-term debt............................   $ 381.3    $ 491.1       $ 386.8     $ 528.3     $ 522.9     $ 350.1     $ 445.2
  Total debt................................   $ 517.4    $ 605.2       $ 512.9     $ 597.0     $ 634.9     $ 543.0     $ 618.1
  Common shareowners' equity................   $ 585.4    $ 516.8       $ 478.1     $ 552.4     $ 515.6     $ 568.9     $ 581.6
OTHER DATA
  Total capital additions (including
    acquisitions)...........................   $ 135.5    $ 102.7       $ 166.8     $ 156.2     $ 235.4     $ 140.1     $ 193.3
  Telephone plant construction..............   $  71.5    $  68.2       $  90.3     $ 112.8     $ 111.6     $  95.0     $ 115.9
  Access minutes of use (millions) --
                               Interstate...     2,046      1,889         2,536       2,336       2,132       1,985       1,852
                               Intrastate...       715        716           956         932         888         836         793
                                            ----------- -----------   ----------- ----------- ----------- ----------- -----------
        Total...............................     2,761      2,605         3,492       3,268       3,020       2,821       2,645

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     Cincinnati Bell is a major U.S. diversified telecommunications company with principal businesses in three industry segments. The telephone operations segment, CBT, provides telecommunications services and products, which include local service, network access and toll telephone services in the Greater Cincinnati area. The information systems segment, CBIS, provides data processing services and software development services through long-term contracts primarily to the U.S. telecommunications industry. The telephone marketing services segment, MATRIXX, provides telephone marketing, research, fulfillment, database management, interactive voice response and Internet services. The operations of Cincinnati Bell's long distance, directory services, and equipment supply businesses are included with corporate operations in the Other category. The following discussion should be read in conjunction with Cincinnati Bell's Consolidated Financial Statements and the accompanying Notes. Results for interim periods may not be indicative of results for the full year.

RESULTS OF OPERATIONS

CONSOLIDATED OVERVIEW

  First Nine Months of 1996 Compared to First Nine Months of 1995

     Cincinnati Bell's consolidated revenues were $1,141.3 million compared to $992.9 million, an increase of 15%. Net income was $133.4 million compared to a net loss of $3.8 million in 1995. Earnings per share for the first nine months of 1996 were $1.94 compared to a loss per share of $.06 for the first nine months of 1995.

     Results for the first nine months of 1996 include $16.5 million of pension settlement gains from a business restructuring of Cincinnati Bell in 1995. During the quarter ended September 30, 1996, Cincinnati Bell incurred a $2.1 million charge for acquired research and development and reversed $2.5 million of accrued interest expense related to overearnings liabilities. These items increased net income $10.8 million and earnings per share $.15. The results for the first nine months of 1995 also include $132.0 million of special charges for business restructuring at CBT ($124.0 million) and Cincinnati Bell ($8.0 million) and a $2.5 million charge for acquired research and development. These charges reduced net income by $85.6 million or $1.29 per share.

  1995 Compared to 1994 and 1994 Compared to 1993

     Revenues increased 9% in 1995 to $1,336.1 million from $1,228.2 million in 1994. 1994 revenues increased 12% from 1993. Revenue growth in 1995 was 4% at CBT, 9% at CBIS and 20% at MATRIXX.

     Cincinnati Bell's consolidated net loss was $32.3 million in 1995 compared to net income of $72.6 million in 1994 and a net loss of $56.8 million in 1993. 1995 loss per share was $.49 compared to earnings per share of $1.11 in 1994 and a loss per share of $.93 in 1993.

     Excluding special items, consolidated net income was $114.2 million in 1995 or $1.72 per share, a 44% increase in net income versus 1994. Consolidated net income was $79.2 million in 1994 or $1.21 per share and $50.1 million in 1993 or $.76 per share.

     In 1995, Cincinnati Bell approved a business restructuring plan for CBT and Cincinnati Bell. The restructuring plan resulted in the need for fewer employees to operate their businesses. Most of the reductions in personnel came from the offering of early retirement incentives. The charges were primarily related to pension enhancements and associated postretirement health care costs for retirees. More than 1,300 employees accepted the early retirement offer including approximately 1,000 hourly workers. Through the end of 1995 approximately 250 management and 450 hourly employees had left as a result of the offer. The remainder will leave through early 1997. New employees are being added in certain areas to support new business efforts. Results in 1995 included after-tax charges of $84 million for these restructurings.

     Results in 1995 also included a $39.4 million after-tax charge to write down goodwill associated with MATRIXX's French subsidiary, $8.5 million after tax to terminate an interest rate and currency swap agreement used to hedge the French MATRIXX investment and $7 million after tax to retire certain long-term debt. Finally, $4.6 million after tax was charged to in-process research and development on two CBIS acquisitions. (See Note 2 of Notes to Cincinnati Bell's Consolidated Financial Statements incorporated herein by reference to Cincinnati Bell's Annual Report on Form 10-K for the period ended December 31, 1995 for greater detail on these subjects.) These special items reduced net income in 1995 by $146.5 million or $2.21 per share.

     Results in 1994 included an after-tax charge of $6.6 million or $.10 per share for special items and a change in accounting for the adoption of Statement of Financial Accounting Standards (SFAS) 112 for post-employment benefits. (See
Note 2 of Notes to Cincinnati Bell's Consolidated Financial Statements for a discussion of the SFAS 112 impact.)

TELEPHONE OPERATIONS

                                   NINE MONTHS
                                 ENDED SEPTEMBER                  YEAR ENDED                    YEAR ENDED
                                       30,                       DECEMBER 31,                  DECEMBER 31,
                                 ---------------   % CHANGE     ---------------   % CHANGE     ------------   % CHANGE
                                  1996     1995    96 VS 95      1995     1994    95 VS 94         1993       94 VS 93
                                 ------   ------   --------     ------   ------   --------     ------------   --------
                                                                 (DOLLARS IN MILLIONS)
Revenues
  Local service................  $276.6   $262.6        5%      $352.6   $329.3        7%         $304.1           8%
  Network access...............   118.6    106.6       11%       142.6    141.0        1%          138.5           2%
  Long distance................    21.1     25.8      (18)%       33.5     37.2      (10)%          41.4         (10)%
  Other........................    67.2     71.2       (6)%       95.7     92.2        4%           98.1          (6)%
                                 ------   ------                ------   ------                ------------
    Total......................   483.5    466.2        4%       624.4    599.7        4%          582.1           3%
Operating expenses (excluding
  special items)...............   387.4    379.6        2%       508.7    496.6        2%          481.9           3%
                                 ------   ------                ------   ------                ------------
Operating income (excluding
  special items)...............    96.1     86.6       11%       115.7    103.1       12%          100.2           3%
Special items..................   (16.5)   124.0       --        121.7      3.6       --             6.6          --
                                 ------   ------                ------   ------                ------------
Operating income (loss)........  $112.6   $(37.4)      --       $ (6.0)  $ 99.5       --          $ 93.6           6%
Access lines (000).............     936      900        4%         906      877        3%            848           3%
CBT employees..................   2,900    3,000       (3)%      2,700    3,300      (18)%         3,400          (3)%
Access lines per CBT
  employee.....................     323      300        8%         336      266       26%            249           7%
Minutes of use (millions)
  Interstate...................   2,046    1,889        8%       2,536    2,336        9%          2,132          10%
  Intrastate...................     715      716       --          956      932        3%            888           5%
                                 ------   ------                ------   ------                ------------
    Total......................   2,761    2,605        6%       3,492    3,268        7%          3,020           8%

  First Nine Months of 1996 Compared to First Nine Months of 1995

     Local service revenues increased $14.0 million for the first nine months of 1996 compared to 1995 primarily due to continuing access line growth. Much of the access line growth was attributed to higher installations of second residential lines for home office and on-line computer services. Growth in enhanced custom calling services, central office features, public telephone revenues and new rates approved by the PSCK that became effective in May 1995 accounted for the remainder of the increase. The approval by the PSCK maintained uniform rates for basic services in CBT's Kentucky and Ohio metropolitan areas.

     Network access revenues increased $12.0 million from a 6% growth in access minutes of use, higher end user charges as a result of access line growth and a change in estimates for potential overearnings liability.

     The $4.7 million decrease in long distance revenues was caused by lower settlement revenues from interexchange carriers and independent companies and a decline in long distance message revenues from the expansion of local service areas in some Northern Kentucky counties in November 1995.

     Other telephone operations revenues decreased $4.0 million. Billing and collection services decreased as more customers are now performing these services in-house. Commission revenue decreased from less sales subject to commissions. An increase in the provision for uncollectible accounts caused a decrease in revenues. Partially offsetting the decreases were higher sales of wiring services and increases in payphone agent revenues because of increased levels of business activity.

     Operating expenses were comparable to the first nine months of 1995 after excluding special charges and credits for the 1995 business restructuring. Contracted services, consulting fees and data processing costs increased $8.9 million as a result of business restructuring projects, many of which started in the second quarter of 1996. Advertising costs were higher by $1.6 million because of specific campaigns marketing new services, additional lines and internet access. The level of cost reduction due to salaries and wages is less than the headcount reduction as costs have increased concurrently for overtime resulting from business growth and the need to maintain high quality service. The extremely wet weather in the Cincinnati area during the second quarter of 1996 also contributed to increased labor costs required for repairs. Depreciation and amortization expenses increased $2.7 million primarily as a result of increases in switching, circuit and outside plant assets.

     Right-to-use fees were lower for the first nine months of 1996 by $1.8 million as a result of network software upgrades made in 1995 to provide additional customer services. Operating taxes decreased $4.7 million primarily from a 1995 Ohio tax law change on equipment placed into service after January 1, 1994. Facilities expenses decreased $3.5 million because certain leases for administrative buildings were terminated or expired as part of the business restructuring. The remaining differences were primarily in costs of goods sold, supplies and miscellaneous expenses.

  1995 Compared to 1994 and 1994 Compared to 1993

     Continued record growth in access lines, a full year's effect of the increases in rates in Ohio (which took effect in mid 1994) and new rates approved by the PSCK effective May 1995 increased local service revenues by $14.8 million in 1995. The remaining increase of $8.5 million was primarily from increased customer usage of enhanced custom calling services and directory assistance.

     Growth in access lines and an increase in rates approved by the PUCO in Ohio effective May 1994 accounted for $14.7 million of the increase in local service revenues in 1994. Revenues were also higher by $9.3 million as a result of sales of enhanced custom calling services and increased usage of both directory assistance and public telephone services.

     Network access revenues increased in 1995 from access line growth and increased minutes of use, as well as lower support payments to the National Exchange Carrier Association ("NECA").

     The increase in interstate network access revenues in 1994 was primarily attributable to the $6.6 million reduction in 1993 revenues resulting from orders of the FCC. In addition, higher minutes of use and lower support payments to NECA accounted for $5.5 million of the increase. FCC orders involving overearnings complaints against CBT for the 1987-1988 monitoring period were recorded as a reduction of access revenues in 1993.

     Long distance revenues decreased $3.7 million in 1995 because of lower settlements with interexchange carriers and independent companies due primarily to decreases in rates. Long distance revenues declined $4.2 million in 1994 because of lower settlement revenues from independent companies, the effect of a favorable retroactive interexchange carrier adjustment in February 1993 and an interstate message toll rate reduction in January 1994.

     Other telephone operations revenues increased $3.5 million in 1995 from growth in customer premises equipment repairs, payphone agent services for interexchange carriers, voice mail and billing and collection services. The increases were partially offset by lower sales of merchandise and an increased provision for uncollectibles.

     In 1994 other telephone operations revenues were lower by $10.3 million because CBT discontinued its leasing of telecommunications equipment in late 1993 and sold its residential equipment leasing and PhoneCenter store businesses in the first quarter of 1993.

     Operating expenses excluding special items increased $12.1 million in 1995 compared to 1994. Contract services for systems development and other services increased $10.3 million primarily as a result of the business restructuring. The increase also includes higher depreciation and amortization expenses of $2.3 million as a result of rate represcriptions in Ohio which became effective in July 1994 and higher levels of depreciable plant. Right-to-use fees were lower by $3.2 million as a consequence of fewer switch conversions and network software upgrades.

     Operating expenses excluding special items increased $14.7 million in 1994. Right-to-use fees for advanced intelligent network software upgrades increased $3.5 million. Postretirement benefit costs increased $4.5 million primarily from expensing 1993 costs which were deferred with regulatory approval. Expenses were $5.2 million higher in 1994 because of a 1993 change in vacation policy which resulted in a one-time expense reduction. Depreciation and amortization expense increased $11.4 million in 1994, with $9.7 million resulting from depreciation rate represcriptions by the Federal and Kentucky authorities effective January 1, 1994, and the PUCO effective July 1, 1994. In November 1994, CBT presented a separation offer to its senior managers which resulted in $3.6 million of special charges in 1994.

     Partially offsetting the 1994 increase in operating expenses was a $7.4 million reduction reflecting businesses sold and discontinued and a $3.7 million decline resulting from lower software costs.

INFORMATION SYSTEMS

                                      NINE MONTHS
                                         ENDED                      YEAR ENDED                   YEAR ENDED
                                     SEPTEMBER 30,                 DECEMBER 31,                 DECEMBER 31,
                                    ---------------  % CHANGE     ---------------  % CHANGE     ------------  % CHANGE
                                     1996     1995   96 VS 95      1995     1994   95 VS 94         1993      94 VS 93
                                    ------   ------  --------     ------   ------  --------     ------------  --------
                                                                  (DOLLARS IN MILLIONS)
Revenues..........................  $346.5   $275.8      26%      $373.9   $343.8      9%         $  356.6        (4)%
Operating expenses (excluding
  special items)..................   290.0    242.1      20%       327.9    316.7      4%            357.9       (12)%
                                    ------   ------               ------   ------               ------------
Operating income (loss) (excluding
  special items)..................    56.5     33.7      68%        46.0     27.1     70%             (1.3)       --
Special items.....................     2.1      2.5     (16)%        7.5       --     --             123.3        --
                                    ------   ------               ------   ------               ------------
Operating income (loss)...........  $ 54.4   $ 31.2      74%      $ 38.5   $ 27.1     42%         $ (124.6)       --

  First Nine Months of 1996 Compared to First Nine Months of 1995

     Revenues increased $70.7 million. Data processing revenues contributed $22.1 million of the increase as a result of strong subscriber growth of cellular customers. Professional and consulting service revenues increased $24.4 million from a combination of development requests from existing and new customers, new PCS opportunities and the acquisition of Information Systems Development Partnership ("ISD"), a cable software company, in the fourth quarter of 1995. Hardware sales of ISD accounted for most of the $13.5 million increase in licenses and other fees. International revenues grew $10.7 million from improved contractual agreements and the acquisition in the third quarter of 1996 of International Computer Systems, Inc. ("ICS").

     Operating expenses excluding special items increased $47.9 million. Costs associated with new and existing customers resulted in an increase of $25.1 million. Research and development costs increased $13.5 million from development activity for billing solutions software. An increase in depreciable assets increased depreciation and amortization expenses by $2.2 million. Sales, marketing and general and administrative costs increased $7.1 million primarily as a result of additional business. Non-recurring charges of $2.1 million and $2.5 million for acquired in-process research and development expenses were recorded in the third quarter of 1996 and the first quarter of 1995, respectively.

  1995 Compared to 1994 and 1994 Compared to 1993

     CBIS had a strong year of continuing growth and profit progress in 1995, with revenues up 9% and operating income excluding special items up 70%. Strong subscriber growth in the cellular telecommunications market contributed to a 19% domestic revenue growth at CBIS in 1995 to $343 million, as CBIS generated a record 140 million bills for wireless and wireline telecommunications companies. International revenues were down 50% to $31 million due to the completion of one contract in early 1995 and the delayed delivery of another contract. All anticipated costs due to the delay were recorded in 1995.

     1994 revenues increased by about 20% versus 1993 when 1993's figures are adjusted to exclude operations sold or closed ($67.4 million). Revenue growth in 1994 was primarily the result of higher data processing and professional services provided to the cellular industry, and professional service contracts with international clients for development of telecommunications solutions.

     Operating expenses increased just 4% in 1995 compared with 1994, after excluding special items. CBIS increased research and development spending by 43%, with total 1995 spending of $32 million (excluding $7.5 million of acquired research and development). General and administrative expenses decreased in 1995 by $8.5 million.

     Operating expenses increased 9% in 1994 compared to 1993 after excluding $88.6 million of 1993 expenses related to operations sold or closed and $102 million in special charges. (See Note 2 of Notes to Cincinnati Bell's Consolidated Financial Statements for a discussion of special items.) The increase primarily reflected additional production costs of $28 million to support cellular and wireline billing clients and a $23 million increase in international contract costs. The higher international costs reflected provisions resulting from CBIS cost estimates exceeding expected revenues on certain long-term contracts.

TELEPHONE MARKETING SERVICES

                                        NINE MONTHS
                                           ENDED                     YEAR ENDED                  YEAR ENDED
                                       SEPTEMBER 30,                DECEMBER 31,                DECEMBER 31,
                                      ---------------  % CHANGE    ---------------  % CHANGE    ------------  % CHANGE
                                       1996     1995   96 VS 95     1995     1994   95 VS 94        1993      94 VS 93
                                      ------   ------  --------    ------   ------  --------    ------------  --------
                                                                   (DOLLARS IN MILLIONS)
Revenues............................  $252.9   $200.8      26%     $271.1   $226.1      20%        $108.2        109%
Operating expenses (excluding
  special items)....................   221.7    176.4      26%      238.8    203.5      17%         106.2         92%
                                      ------   ------              ------   ------                 ------
Operating income (excluding special
  items)............................    31.2     24.4      28%       32.3     22.6      43%           2.0         --
Special items.......................      --       --      --        39.6       --      --             --         --
                                      ------   ------              ------   ------                 ------
Operating income (loss).............  $ 31.2   $ 24.4      28%     $ (7.3)  $ 22.6      --         $  2.0         --

  First Nine Months of 1996 Compared to First Nine Months of 1995

     Telephone marketing services revenues increased $52.1 million representing strong growth in the outsourced dedicated services sector, which provided $39.2 million (or 75%) of the growth while traditional telephone marketing services provided $9.2 million (or 18%) of the growth. Industries experiencing the greatest growth were telecommunications and technology. The remaining increase was primarily from international operations.

     Operating expenses excluding special items increased $45.3 million, at a rate comparable to that of revenues. The increase for the period was principally the result of higher direct labor costs reflecting higher activity. In 1996, MATRIXX expanded its DIRECTV(@) dedicated call center near Cincinnati and opened a new dedicated call center in Orem, Utah. There were approximately 13,300 MATRIXX employees at September 30, 1996, an increase of 4,300 employees from September 30, 1995.

  1995 Compared to 1994 and 1994 Compared to 1993

     Revenues increased by 20% in 1995 representing strong growth in the outsourced sector and solid growth in the traditional telephone marketing services programs. Total revenues were up $45 million with 66% of the increase generated from outsourcing sales support and customer service contracts. The balance of the growth came from the more traditional inbound/outbound services and from international operations. Industries with the strongest increases were telecommunications, technology (including DIRECTV(@)) and financial services. In 1995, the growth in outsourced customer service programs was further supported by the opening of a new 500 workstation facility in Salt Lake City.

     Revenue growth in 1994 primarily reflects the acquisition of WATS Marketing of America ("WATS") from First Data Corp. in late 1993 as well as internal growth from existing operations. Revenues in 1994 would have increased by 20% if WATS had been part of MATRIXX throughout 1993. The growth was broad-based across all types of services and industries.

     Operating expenses excluding special items in 1995 increased at a lower rate than revenues. Cost control efforts among production and staff served to reduce variable and administrative costs as a percentage of sales. The $35.3 million increase in operating expenses was directly related to the significant increase in revenues. Labor expenses increased $19.4 million, while telephone, information systems and systems design increases comprised most of the remaining expense increase.

     In 1995, special charges related to MATRIXX's French operations of approximately $39 million for the impairment of goodwill were recognized. While the French business continues to be strategically important to Cincinnati Bell's future, it was determined that projected operating results no longer supported the carrying value of the goodwill.

     Operating expenses increased in 1994 due to the inclusion of WATS for a full year and from higher costs of providing services associated with increased revenues. Operating expenses excluding special items would have increased only 14% if WATS had been a part of MATRIXX throughout 1993. The increased costs and expenses came primarily from workforce additions and long distance telephone costs.

OTHER

                                      NINE MONTHS
                                         ENDED                      YEAR ENDED                   YEAR ENDED
                                     SEPTEMBER 30,                 DECEMBER 31,                 DECEMBER 31,
                                    ---------------  % CHANGE     ---------------  % CHANGE     ------------  % CHANGE
                                     1996     1995   96 VS 95      1995     1994   95 VS 94         1993      94 VS 93
                                    ------   ------  --------     ------   ------  --------     ------------  --------
                                                                  (DOLLARS IN MILLIONS)
Revenues..........................  $116.3   $103.5      12%      $136.6   $129.6       5%         $124.4          4%
Operating expenses (excluding
  special items)..................    95.3     82.6      15%       107.6    115.4      (7)%         118.3         (2)%
                                    ------   ------               ------   ------               ------------
Operating income (excluding
  special items)..................    21.0     20.9      --         29.0     14.2     104%            6.1        133%
Special items.....................      --      8.0      --          9.9      2.1      --              --         --
                                    ------   ------               ------   ------               ------------
Operating income..................  $ 21.0   $ 12.9     63%       $ 19.1   $ 12.1      58%         $  6.1         98%

  First Nine Months of 1996 Compared to First Nine Months of 1995

     Revenues increased from growth in directory sales, higher levels of wholesale long distance traffic partially offset by price discounts and an increase in computer sales in the equipment supply business. Operating expenses excluding special items increased from direct printing and production costs, commissions, sales headcount, increased costs of materials and higher corporate costs for several items. In the first quarter of 1995, special charges of $8.0 million were included at Cincinnati Bell for pension enhancements and associated postretirement health benefits related to employees accepting early retirement incentives.

  1995 Compared to 1994 and 1994 Compared to 1993

     Higher sales of used telecommunications equipment, commodities scrap and directory advertising accounted for the 1995 increase in other revenues. Revenues of Cincinnati Bell's long distance business increased $5 million in 1994 primarily from an increased customer base, higher usage levels, its 800 service and paging and voice mail services.

     Operating expenses of the long distance business decreased in 1995 primarily from lower telecommunications network costs and a reduction in Ohio personal property taxes. Operating expenses of the supply business decreased in 1995 as a result of a lower level of provisions for inventory losses than in 1994.

     The decrease in operating expenses in 1994 was caused primarily by a decrease in directory expenses and the effect in 1993 of a $3 million provision for inventory loss in the equipment supply business. Partially offsetting the decreases were increases in costs associated with the growth in the long distance business.

     Special items of $9.9 million recorded in 1995 were primarily for pension enhancements and associated postretirement health benefits related to employees accepting the early retirement incentives and other restructuring costs.

OTHER INCOME (EXPENSE), NET

                                       NINE MONTHS
                                          ENDED                     YEAR ENDED                   YEAR ENDED
                                      SEPTEMBER 30,                DECEMBER 31,                 DECEMBER 31,
                                      -------------  % CHANGE     ---------------  % CHANGE     ------------  % CHANGE
                                      1996    1995   96 VS 95      1995     1994   95 VS 94         1993      94 VS 93
                                      -----   -----  --------     ------   ------  --------     ------------  --------
                                                                   (DOLLARS IN MILLIONS)
Other income (expense), net.........  $ 9.4   $  .7      --       $(13.5)  $  1.7      --          $  9.4        (82)%

  First Nine Months of 1996 Compared to First Nine Months of 1995

     The increase in other income (expense), net is principally the result of increased earnings from Cincinnati Bell's investment in a cellular partnership and lower contributions to Cincinnati Bell's charitable foundation. The increase was partially offset by a decrease in interest income on temporary cash investments.

  1995 Compared to 1994 and 1994 Compared to 1993

     Other income (expense), net decreased in 1995 as a result of certain non-recurring transactions. The 1995 results include a charge of $13.3 million resulting from the termination by Cincinnati Bell of an interest rate and currency swap agreement in December 1995. Also included is a $5 million charge to reduce to market value certain real estate held for sale. Partially offsetting the increased costs was $5.4 million of additional interest income primarily from temporary cash investments. Income from joint ventures in 1995 increased $5.6 million over 1994 amounts net of litigation fees. Other increases in 1995 expenses were the result of a higher level of charitable foundation contributions and costs of special projects.

     1993 results include a $9.8 million gain from the sale of CBT's residential equipment leasing and PhoneCenter stores partially offset by a $4.2 million loss on an investment in an international distributor of CBIS products and services.

INTEREST EXPENSE

                                         NINE MONTHS
                                            ENDED                    YEAR ENDED                  YEAR ENDED
                                        SEPTEMBER 30,               DECEMBER 31,                DECEMBER 31,
                                        -------------  % CHANGE     -------------  % CHANGE     ------------  % CHANGE
                                        1996    1995   96 VS 95     1995    1994   95 VS 94         1993      94 VS 93
                                        -----   -----  --------     -----   -----  --------     ------------  --------
                                                                    (DOLLARS IN MILLIONS)
Interest expense......................  $25.1   $39.8     (37)%     $52.8   $49.5      7%          $ 45.8         8%

  First Nine Months of 1996 Compared to First Nine Months of 1995

     The retirement of high cost long-term debt (including an interest rate and currency swap) at Cincinnati Bell in late 1995 and CBT in early 1996 resulted in a reduction of $13.5 million in interest expense for the first nine months of 1996 compared with the same period in 1995. Additionally, CBT reversed $2.5 million of interest expense related to overearnings liabilities in the third quarter of 1996. The weighted average interest rate for debt decreased from 8.5% at September 30, 1995 (including the swap agreement) to 7.0% at September 30, 1996. Average debt outstanding decreased from $600.5 million to $510.2 million during the same time period.

  1995 Compared to 1994 and 1994 Compared to 1993

     A combination of higher interest rates on short-term borrowings, additional amounts accrued subject to refund under FCC orders and higher interest costs under the swap agreement were the principal causes of the $3.3 million increase in interest expense in 1995. Cincinnati Bell's average debt outstanding decreased marginally to $599 million in 1995 from $601 million in 1994. The weighted average interest rate increased to 8.5% in 1995 from 8.2% in 1994. Without Cincinnati Bell's swap agreement, the weighted average interest rates would have been 7.7% and 7.4% in 1995 and 1994, respectively. As part of a debt restructuring in 1995, Cincinnati Bell retired $75 million of 9.1% notes due in 2000 and terminated the swap agreement. Also, CBT called $40 million of 7.30% notes due in 1996 and $40 million of 8 5/8% notes due in 1999. The called notes were redeemed at par in January 1996.

     Interest expense increased $3.7 million in 1994 compared to 1993 primarily from long-term refinancing of short-term debt to reduce exposure to short-term interest rate increases.

INCOME TAXES

                                         NINE MONTHS
                                            ENDED                     YEAR ENDED                 YEAR ENDED
                                        SEPTEMBER 30,                DECEMBER 31,               DECEMBER 31,
                                        --------------  % CHANGE     ------------  % CHANGE     ------------  % CHANGE
                                        1996     1995   96 VS 95     1995   1994   95 VS 94         1993      94 VS 93
                                        -----   ------  --------     ----   -----  --------     ------------  --------
                                                                    (DOLLARS IN MILLIONS)
Income taxes..........................  $72.9   $ (2.3)    --        $5.7   $42.1     (86)%         $1.7          --

  First Nine Months of 1996 Compared to First Nine Months of 1995

     Higher income before taxes was the principal reason for the increase in income tax expense. Cincinnati Bell's effective tax rate for the first nine months of 1996 was 35.3%, compared to 37.0% for the same period last year. The effective tax rate, excluding 1995 special items, would have been 36.3% for the first nine months of 1995. A reduction in state income taxes was the principal reason for the decrease in the effective tax rate from 1995 to 1996.

  1995 Compared to 1994 and 1994 Compared to 1993

     Cincinnati Bell's effective tax rate for 1995 was 29.3% compared to 35.7% in 1994 and 3.1% in 1993. The 1995 effective tax rate without special items was 35.6%.

     Lower pre-tax income was the principal reason for the decrease in income taxes in 1995. The writedown of goodwill in MATRIXX's French subsidiary resulted in losses of $39 million which did not create income tax benefits. Higher income before taxes was the principal reason for the increase in income taxes in 1994.

     The 1993 decrease in income taxes was principally the result of lower income before taxes. The decision to sell CBIS Federal Inc. resulted in losses which did not create income tax benefits (e.g., unrecovered goodwill).

FINANCIAL CONDITION

  Capital Investment, Resources and Liquidity

     Management believes that Cincinnati Bell has adequate internal and external resources available to finance its on-going operating requirements, including network expansion and modernization, business development and dividend programs. Cincinnati Bell maintains adequate lines of credit with several institutions to provide borrowings as needed for general corporate purposes.

     Cash provided by operating activities, which is Cincinnati Bell's primary source of liquidity, was $161.6 million for the first nine months of 1996 and was used primarily to pay for capital expenditures, including acquisitions, and dividends.

     Cincinnati Bell's most significant investing activity for the first nine months of 1996 continued to be capital expenditures. Capital expenditures were $112.7 million, up $31.5 million from the first nine months of

1995. Most of the increase was for a new data center in Orlando, Florida for CBIS and for expansion of facilities to accommodate new business at MATRIXX. Cincinnati Bell continuously evaluates requirements for additional updating of facilities based on customer and market demands, and engineering economics. Due to stronger-than-expected growth in all its businesses, Cincinnati Bell has increased its estimate of 1996 capital expenditures and anticipates spending approximately $160 million with $100 million of that total expected for CBT.

     Other investing activities in the first nine months of 1996 included payments for acquisitions in late 1995 and in 1996. Offsetting the acquisition payments was cash received for the disposition of certain real estate. The primary cause of the increase in Common Shares issued during the first nine months of 1996 was the exercise of 577,000 stock options by Cincinnati Bell employees.

     Receivables increased $35.5 million from December 31, 1995 primarily as a result of increased sales. Investments in unconsolidated entities increased $9.9 million principally as a result of the increase in Cincinnati Bell's cellular partnership investment which is accounted for using the equity method. Accounts payable and accrued liabilities decreased $36.2 million primarily due to the payment of acquisition costs for a fourth quarter 1995 acquisition, reductions in overearnings liabilities at CBT from payments and adjustments, and funding for Cincinnati Bell's charitable foundation. The balance of accrued taxes decreased $9.1 million primarily due to property tax payments. Long-term liabilities decreased as a result of the $16.5 million in settlement gains that reduced Cincinnati Bell's pension liabilities.

     Cash provided by operating activities in 1995 was $196.1 million. Other sources of cash in 1995 resulted from the final note payment for the sale of CBT's PhoneCenter stores and related leasing business and the issuance of shares under Cincinnati Bell's employee benefit plans. Cash generated internally allowed Cincinnati Bell to fund all of its capital expenditures, pay dividends, make $31.4 million of acquisitions, and reduce net debt (short-term and long-term debt less cash and equivalents) from $519 to $510 million. This figure includes $49.9 million of cash required to terminate the swap agreement and $11.0 million for costs of early retirement of debt.

     Cincinnati Bell's most significant investing activity in 1995 continued to be capital expenditures which were $115.3 million, down from $146.7 million in 1994. The majority of Cincinnati Bell's capital expenditures in 1995 ($90.3 million) were at CBT, and were used primarily for digital equipment, fiber-optic cable and other telephone plant and equipment. Capital expenditures at CBIS and MATRIXX were $11.1 and $13.8 million, respectively.

     Acquisitions were another significant use of cash in 1995. The acquisitions of ISD and X International by CBIS, along with final payments for the 1993 WATS acquisition by MATRIXX, totaled $31.4 million.

     During 1996 and 1995, Cincinnati Bell used a portion of its operating cash flows to restructure its debt by retiring long-term debt, reducing short-term debt and terminating its swap agreement. The debt to capitalization ratio was 46.9% at September 30, 1996, compared with 51.8% and 51.9% at December 31, 1995 and 1994, respectively.

     In their published ratings, Duff & Phelps, Moody's Investors Service and Standard & Poor's rated Cincinnati Bell's senior unsecured debt at A-, A3 and A-and its commercial paper D-1-, P-2 and A-2, respectively. The published ratings by such agencies of CBT's senior unsecured debt are AA-, Aa3 and AA-, respectively. Duff & Phelps has stated that Cincinnati Bell's long-term and commercial paper ratings and CBT's long-term rating are under review for possible upgrade due to strengthened financial condition. These ratings are not a recommendation to purchase, hold or sell any Common Shares or DECS, and such ratings do not comment as to the marketability of the Common Shares or the DECS, any market price or the suitability of any such investment for a particular investor. There is no assurance that any rating will not be lowered or withdrawn entirely by a rating agency.

  Other Information

     New three-year contracts between CBT and the Communications Workers of America (the "CWA") and CBIS and the CWA were approved in the second and third quarters of 1996. The contracts include pay increases of 10.5% over the three-year period 1996-1999 with bonus incentives based on service and/or financial performance. The contracts also address job security and benefit issues, while providing additional flexibility in the pension plan for hourly employees.

  Recently Issued Accounting Standards

     Cincinnati Bell has adopted Statement of Financial Accounting Standards
(SFAS) 123 "Accounting for Stock-Based Compensation," which became effective for 1996. SFAS 123 requires either the recognition or the pro forma disclosure of compensation expense for stock options and other equity instruments determined by a fair value method of accounting. Cincinnati Bell intends to disclose pro forma net income and earnings per share in the 1996 Annual Report, which will have no effect on its consolidated financial statements.

REGULATORY MATTERS

  Telecommunications Competition

     Regulatory agencies on the state and federal levels are accelerating initiatives to increase competition in the telecommunications industry. At the federal level, Congress passed the Telecommunications Act of 1996 in February 1996, which mandates the development of competitive markets. The full impact for CBT will not be known until the FCC and state authorities complete the numerous rulemakings mandated by the Act. See "Risk Factors -- Regulatory and Competitive Trends."

     At the state level, the PUCO issued its local exchange competition decision and guidelines in June 1996, which certify competing carriers and establish certain rules that must be complied with by LECs. In July 1996, CBT and other interveners requested that the PUCO reconsider certain parts of the guidelines. On November 7, 1996, in response to the request for rehearing, the PUCO reissued the rules for local competition in Ohio. CBT is currently analyzing the impact of these rules. Cincinnati Bell believes that CBT will face increased competition under these rules which may have a material adverse effect on its operating results. On July 18, 1996, CBT filed an amendment to its alternative regulation plan with the PUCO. The proposed amendments, if approved, would make CBT's telecommunications network available to would-be competitors for local telephone service. The amendments also would provide CBT with greater pricing and marketing flexibility. In conjunction with these proposed amendments, CBT proposed to reduce its rates to customers by approximately $2.7 million annually. On September 5, 1996, the PUCO issued an order stating that CBT's July 18, 1996 filing would be processed as a new plan, rather than as an amendment. Since the PUCO decided to process the filing as a new plan and because of various regulatory developments, on November 5, 1996, CBT notified the PUCO that it would be filing a revised plan in the near future.

     On September 26, 1996, the PSCK issued its rules for local competition in Kentucky. A major portion of the rules outlines the PSCK's perspective regarding universal service and the development of a universal service fund intended to keep residential rates within the state affordable. The rules established a workshop process to review universal service funding. The rules also established an interim resale discount of 17% for most LECs including CBT pending the submission of company-specific cost studies supporting a smaller discount. The PSCK did not, however, adopt detailed rules for interconnection. CBT is reviewing the rules to determine their impact, but the adopted rules are likely to lead to increased competition for CBT in Kentucky and may have an adverse effect on its operating results.

     In preparation for potential competition, CBT is redesigning and streamlining its processes and work activities to improve responsiveness to customer needs, permit more rapid introduction of new products and services, improve the quality of products and services and reduce costs. Telephone plant and network are being upgraded as business judgment dictates. The actions of regulatory agencies may make it more difficult for CBT to maintain current revenue and profit objectives.

  Alternative Regulation

     CBT requested a threshold increase in rates in an alternative regulation proposal filed with the PUCO in 1993. Thereafter, CBT and the intervenors signed a settlement agreement which was approved by the

PUCO on May 5, 1994, increasing revenue by $11.9 million annually. The alternative regulation commitments and new rates became effective May 6, 1994. CBT's authorized rate of return on capital is 11.18%, but CBT can earn up to 11.93% in a monitoring period without any re-targeting of rates. Earnings higher than 11.93% will trigger a formula which allows for certain rates to be changed in the following monitoring period.

  Optional Incentive Regulation

     CBT began to operate under an optional incentive regulation plan for interstate services in January 1994. Every two years CBT compares actual return with the authorized rate of return, currently 11.25%. Rate changes and new services can be made on a 14-day notice without cost support if CBT sets rates no higher than a geographically adjacent LEC that operates under price cap regulation. This allows CBT to be more responsive to customers and the market.

  Kentucky Filing

     In May 1995, the PSCK approved new regulated rates for CBT customers in Kentucky. The order maintained uniform rates for basic services in CBT's Kentucky and Ohio metropolitan service areas. The result was essentially revenue neutral, as local service increases are offset by carrier common line and other rate adjustments. CBT filed for a rehearing of certain issues of the rate order. The PSCK granted a rehearing in February 1996 on the issue of reregulation for inside wire revenues only. The rest of the issues were denied. In June 1996, the PSCK determined that inside wire maintenance revenues should remain nonregulated in the state of Kentucky, upholding CBT's current treatment.

  Depreciation Rate Changes

     The FCC is required by the Communications Act of 1934 to prescribe the depreciation rates used to compute depreciation expense for communications common carriers. It is the FCC's practice to review and revise CBT's depreciation rates and amortizations once every three years, in conjunction with the PUCO and the PSCK.

     In January 1994, CBT completed a triennial depreciation represcription with regulators from the FCC, the PUCO and the PSCK. The new depreciation rates were effective January 1, 1994, in the interstate and Kentucky jurisdictions, and effective July 1, 1994, in the Ohio jurisdiction. Depreciation rate changes are up for discussion again in 1997. It is possible that depreciation rates and depreciation expense will increase as a result of these discussions.

  Effects of Regulatory Accounting

     CBT presently gives accounting recognition to the actions of regulators where appropriate as prescribed by SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Criteria that would give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts CBT's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. CBT believes that its current rate-of-return regulatory plan, under which rates are established that provide for the recovery of the carrying value of its assets, and the absence of any significant current competition in its territory support the continued application of SFAS 71. Uncertainties regarding the future competitive environment and the ultimate form and impact of recently enacted and expected legislative and regulatory initiatives on future revenues will require CBT to review these criteria periodically to evaluate whether continuing application of SFAS 71 is appropriate.

     In the event CBT determines that it no longer meets the criteria for following SFAS 71, the accounting impact to CBT could be an extraordinary non-cash charge of an amount that would be material. This would include the elimination of regulatory assets or liabilities and adjusting the carrying amount of telephone plant to the extent it is determined such amounts could be considered overstated as a result of the regulatory process and are not recoverable in future revenues. Asset lives used for future depreciation expense would likely be shorter than those approved by regulators. CBT estimates that if it were to discontinue SFAS 71 any pre-tax charge could be up to $300 million depending on management's assessment of the competitive environment at the time. Based on its assessment of CBT's current competitive and regulatory environment, Cincinnati Bell believes that the application of SFAS 71 remains appropriate.

BUSINESS OUTLOOK

     Cincinnati Bell operates businesses in several different markets under the telecommunications umbrella. All of these markets are becoming more competitive as regulatory barriers recede and the pace of technological change quickens. This quickening pace may increase the variability of Cincinnati Bell's financial results on a period-to-period basis. See "Risk Factors -- Regulatory and Competitive Trends" and "-- Rapidly Changing Technology." Cincinnati Bell is the market leader in its three principal businesses -- local telephony in the Greater Cincinnati area, information systems to the telecommunications market and telephone marketing services.

     CBT is introducing new services and features to meet the challenges of regulatory actions, competition and the changing market. CBT and AT&T are discussing whether to revise portions of their agreement concerning the joint provision of certain telecommunications services. Revenues subject to discussion represent approximately $36 million or 6% of CBT's 1995 revenues, but portions of the contract provide above average profit contribution. The outcome cannot be predicted at this time, but could result in a material adverse impact on CBT's earnings.

     In 1996, CBIS announced several new contracts and contract extensions. Two new contracts were for long-term billing and customer care agreements with prominent PCS companies in the United States. A third new contract was for development and data processing services for AT&T's re-entry into the local telephone market. An extension of an existing contract was signed in October 1996 with AT&T Wireless Services, Inc. ("AT&T Wireless") and CMT Partners (a partnership between subsidiaries of AT&T Wireless and AirTouch Communications, Inc. ("AirTouch")) for billing and billing related services as to those parties through 2001 with a provision for further extension for an additional two years. In 1996, CBIS also signed contract extensions with Comcast Cellular Corporation ("Comcast Cellular") and with 360 degrees Communications Company ("360 degrees Communications"). CBIS's contract with Comcast Cellular was extended to 2003 and its contract with 360 degrees Communications was extended to 2006. In all three contracts, CBIS will provide customer care and billing services on a service bureau basis. The ultimate value and profitability of these contracts hinge on several factors. First is CBIS's ability to provide cost effective solutions; second is CBIS's ability to maintain and grow the systems as their clients increase their penetration of their markets; third is the market success of CBIS's PCS customers. During all of these activities, CBIS must also continue to satisfy the current needs of its clients with continued service and value. As previously reported in Cincinnati Bell's 1995 Annual Report, one of CBIS's clients, representing approximately 5% of CBIS's 1995 revenues, indicated that it may transition to another provider of billing services during 1997.

     In addition to the contracts discussed above, CBIS announced a joint marketing relationship with a company that renders solutions to combat cellular telephone fraud and churn.

     The continued trend in the outsourcing of telephone marketing services by major companies is fueling MATRIXX's continued growth. MATRIXX has executed several new long-term agreements with key customers in the past year and continues to expand its facilities for anticipated new business. On November 8, 1996, MATRIXX announced its intention to acquire Software Support, Inc., a provider of technical assistance over the telephone to users of computer hardware and software. The parties are currently negotiating the final terms of the acquisition, but have not entered into any binding agreement as of the date of this Prospectus.

     Cincinnati Bell's other businesses also face competition from businesses offering similar products and services. These businesses are meeting their competition by addressing the needs of their customers, and offering superior value, quality and service.

     Cincinnati Bell utilizes software and related technologies throughout its businesses that will be affected by the date change in the year 2000. An internal study is currently under way to determine the full scope and related costs to insure that Cincinnati Bell's systems continue to meet its internal needs and those of its customers. Cincinnati Bell could begin to incur significant expenses in 1997 to resolve this issue and such expenses may continue through the year 2000.

     Cincinnati Bell continues to review opportunities for acquisitions and divestitures for all its businesses to enhance shareowner value.

                                    BUSINESS

GENERAL

     Cincinnati Bell is a major U.S. diversified telecommunications company with principal businesses in three industry segments. The telephone operations segment, Cincinnati Bell Telephone Company, provides telecommunications services and products, which include local service, network access and toll telephone services in the Greater Cincinnati area. The information systems segment, Cincinnati Bell Information Systems Inc., provides data processing and software development services primarily to the U.S. telecommunications industry. The telephone marketing services segment, MATRIXX Marketing Inc., provides telephone marketing, research, fulfillment, database management, interactive voice response and Internet services primarily to large corporations such as AT&T and DIRECTV(R). Cincinnati Bell's other businesses include: Cincinnati Bell Long Distance Inc. ("CBLD"), which provides resale long distance telecommunications services and products as well as voice mail and paging services; Cincinnati Bell Directory Inc. ("CBD"), which provides Yellow Pages and other directory products and services, as well as information and advertising services; and companies having interests in cellular mobile telephone service and the purchase, sale and reconditioning of telecommunications and computer equipment.

STRATEGY

     The three principal businesses and other interests of Cincinnati Bell are the products of a focused strategy first initiated in 1983 to expand from a local exchange telecommunications company into a broader, more diversified company providing value-added customer care services in high growth and converging communications markets. By leveraging the combined knowledge, capabilities and experience of its principal subsidiaries, Cincinnati Bell seeks to take advantage of the opportunities arising from the growing communications market and the growing trend of outsourcing information and telephone marketing services. Cincinnati Bell's ability to provide unique insight into the customer care requirements of outsourcing clients of both CBIS and MATRIXX is enhanced by the knowledge and expertise developed by serving CBT, a full service telecommunications provider.

     In addition to the growth opportunities and synergies created by working together, each business -- CBT, CBIS and MATRIXX -- has growth strategies in its respective markets. CBT's strategy is to leverage off its well regarded brand name, excellent service record and tradition of quality to be a full service provider of bundled communications, information and entertainment services. CBIS's strategy is to utilize the scale of its data processing operations and its extensive industry knowledge and experience to be the leading provider of customer care and billing services and network provisioning and management systems to the communications industry. MATRIXX's strategy is to focus on developing long-term strategic outsourcing relationships for telephone marketing support of large clients in the telecommunications, technology, financial services, consumer products and direct response industries.

CINCINNATI BELL TELEPHONE COMPANY

  General

     CBT was founded as The City and Suburban Telegraph Association in 1873, three years before the invention of the telephone. In 1878, CBT became the first telephonic exchange in Ohio and the tenth in the nation.

     CBT is the 14th largest local service telecommunications company in the United States, based on its network access lines in service at the end of 1995. In 1995, CBT provided 44% of Cincinnati Bell's revenue and 52% of its operating income excluding special items, compared to 50% and 85%, respectively, in 1993.

     CBT provides telecommunications services and products, mainly local service, network access and toll telephone services, to business and residential customers in most of the Greater Cincinnati area, including parts of southwestern Ohio, six counties in northern Kentucky and parts of two counties in southeastern Indiana. Approximately 98% of CBT's network access lines are in one local calling area. The Cincinnati Bell

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

Telephone brand name is well known among CBT's customers and serves as a foundation for Cincinnati Bell to bundle a broad and increasing range of communications-related products and services.

     CBT's service record is among the best in the industry. Its high service quality is affirmed by its excellence in network reliability. Based on reports to the FCC, CBT maintains one of the lowest levels of customer reported service outages among large U.S. telecommunications companies in the nation. For example, in 1995 CBT averaged only 1.1 trouble reports per 100 customer lines per month, compared to reported rates at RBOCs ranging from 1.3 to 2.7 during the same period. In the face of increased access line growth and orders for additional lines, CBT maintains an excellent record for the installation appointments it keeps, and for the percentage of new service orders it completes within five days of a request.

     Since the beginning of 1990, CBT has invested more than $650 million to upgrade and modernize its plant and equipment with the most modern technology available. Of its network access lines, 89% are served by digital switches, 93% have ISDN capability and 98% have Signaling System 7 capability, which supports enhanced features such as Caller ID, Call Trace and Call Return.

     With the benefit of advanced technology, CBT has been able to serve a growing market with fewer employees. During the first quarter of 1995, CBT implemented initiatives aimed at improving service to its customers and reducing costs, resulting in a $124 million special charge for restructuring. During 1995, the number of CBT employees declined by over 18% to 2,700 at year-end. CBT has been able to achieve cost reductions and productivity improvements through elimination of duplicative services and procedures and consolidation of administrative functions. This has resulted in an increase in the number of access lines per employee from 249 on December 31, 1993 to 323 on September 30, 1996.

     On October 22, 1996, Cincinnati Bell announced that David S. Gergacz, President and Chief Executive Officer of CBT and an Executive Vice President of Cincinnati Bell, resigned from these positions. Until a successor is named, CBT management will report to James F. Orr, Chief Operating Officer of Cincinnati Bell.

  Business

     On September 30, 1996, CBT had approximately 936,000 network access lines in service, an increase of 4% or approximately 36,000 lines from September 30, 1995. During 1995, CBT added approximately 29,000 new lines, representing an annual increase of 3%. Approximately 70% of CBT's network access lines serve residential customers and 30% serve business customers. The growth in additional access lines to existing residential customers has been particularly strong at CBT over the last several years as customers add lines for home offices, on-line services and increased household telephone usage. In 1995, such additional residential lines accounted for over 50% of the total residential lines added during the year. As of September 30, 1996, CBT had installed additional residential access lines to approximately 8% of its existing residential customers. CBT expects continued strong growth in additional residential lines.

     Approximately 89% of CBT's network access lines are served by digital switches that facilitate the transmission of voice, video and data content across CBT's network. The network also includes more than 1,200 miles of fiber-optic cable, including seven rings of cable equipped with SONET technology linking Cincinnati's downtown and other major business centers. These SONET rings offer increased reliability and redundancy to CBT's major business customers.

     Other communications services offered by CBT include voice, data and video transmission, custom calling services and billing services. In addition, CBT is a sales agent for certain products and services of AT&T and sells products of other companies as a full-service provider of communications products and services to business customers. In September 1996, CBT began selling and installing direct broadcast satellite ("DBS") services and equipment in its Cincinnati market under an agreement with DIRECTV(R), United States Satellite Broadcasting Co. and certain DBS equipment vendors. In March 1996, CBT became one of the first local exchange telephone companies in the nation to introduce an Internet access service for its residential and small business customers. CBT also has introduced high-capacity local area network interconnection services and ISDN services. These new services demonstrate CBT's ability to innovate and adapt to emerging trends in telecommunications.

     Local services generated approximately 56% of CBT's revenues in 1995 while the increasingly competitive network access and toll services generated only 28% of CBT's 1995 revenues. This represents a smaller percentage of total revenues than that received by most of the nation's largest local exchange telephone companies. The remainder of CBT's revenues come from other communications services, including commissioned sales, maintenance and repair services as well as billing services.

  Market

     CBT serves a 2,400 square-mile market encompassing most of the Greater Cincinnati area, which had a total population of approximately 1.5 million in 1990, including 656,000 households. Its regional economy is strong and diverse, including six locally headquartered Fortune 500 companies.

     Several companies compete or are planning to compete with CBT through the provision of intraLATA long-distance services, enhanced calling services such as voice messaging, customer premises maintenance and repair services, wireless communications services, special access services, public telephone services and business communications equipment sales and maintenance services. See "Competition."

  Opportunities

     CBT plans to develop new products and services and market them in ways that leverage its well regarded brand name, large installed customer base, reputation for service quality, communications industry knowledge and experience and extensive knowledge of its customers' preferences. CBT also will pursue co-branding opportunities and alliances with other service providers where appropriate.

     CBT will seek to increase its penetration of additional residential lines within its service area. In addition, CBT has an opportunity to increase the market penetration rate of higher margin enhanced services such as Caller ID, Call Return, Call Block and 3-Way Calling.

     Under Cincinnati Bell's strategy of pursuing opportunities for growth by leveraging the strengths of all of its businesses, and under CBT's own strategy to be a full service provider of communications services, Cincinnati Bell has unique strengths that could be effective in marketing a broad array of communications services outside of CBT's existing service territory. Cincinnati Bell is exploring such opportunities, both on its own or in partnership with other communications services companies.

  Regulation

     CBT's local exchange, network access and toll telephone operations are regulated by the PUCO, the PSCK and the FCC with respect to rates, services and other matters.

     Recently enacted and future legislative and regulatory initiatives will have an impact on CBT and other incumbent LECs, including the RBOCs and other independent telephone companies. The extent of that impact will not be known until the initiatives are fully implemented. The basic thrust of these initiatives is to encourage and accelerate the development of competition in the telecommunications industry by removing legal barriers to competition across major segments of that industry. Under the initiatives, companies that today are limited to one or more of those segments, including local exchange, long distance, wireless, cable television and information services, could enter the other segments to compete with the incumbent providers and other new entrants.

     Today's technology makes it possible to interconnect facilities of competing telecommunications carriers and to provide the service offerings of multiple competitors through the network facilities of one or more incumbents. At the federal level, the Act passed in February 1996 requires incumbent LECs like CBT to interconnect with the networks of other service providers, unbundle certain network elements and make them available to competing providers at wholesale rates. Additionally, the Act requires the removal of other perceived barriers to competitive entry by alternative providers of local exchange services. Although the Act clearly states these mandates, it does so in general terms and leaves the implementation of these mandates to the FCC and the state regulatory agencies.

     On August 8, 1996, the FCC issued an order establishing regulations to implement the "local competition" provisions of the Act. These regulations essentially establish parameters under which a LEC must allow other telecommunications carriers to interconnect with its network, including the compensation that a LEC would receive for terminating calls originating from the networks of the other carriers. The FCC's regulations also establish parameters under which LECs must unbundle network elements and offer them to other telecommunications carriers. The prices for interconnection and unbundled elements either are to be negotiated between the parties (and approved by the relevant state commission) or, if the parties fail to reach an agreement, the rates are to be set by the relevant state commission based on guidelines established by the Act and implemented by the FCC. Under the Act, these rates must be based on the cost of providing the interconnection or unbundled elements, be nondiscriminatory and include a reasonable profit. The FCC has determined that the prices for these unbundled elements and interconnection are to be based on a methodology governed by forward-looking, long-run incremental costs. The Act also requires LECs to offer to other telecommunications carriers, at wholesale rates, any retail telecommunications service offered by the LEC to end-users. The FCC has determined that the wholesale rates are to be based on the LEC's retail rates, less the costs avoided by the LEC in offering its services for resale.

     CBT and several other LECs believe the FCC's regulations with respect to interconnection, unbundling and resale unlawfully exceed the requirements of the Act. Accordingly, they have sought review of the FCC's order in the United States Court of Appeals. The primary objections raised by CBT and the other LECs are that the pricing rules and standards for interconnection, unbundling and resale, and the rules allowing interconnecting carriers to "pick and choose" from various unbundled elements and services, along with their prices, being provided by LECs pursuant to pre-approved contracts with other carriers, will not provide the LECs with adequate compensation. On October 15, 1996, the United States Court of Appeals for the Eighth Circuit stayed the effectiveness of the portions of the FCC order establishing the pricing standards and the "pick and choose" rules. A petition to vacate the Eighth Circuit's stay of these rules is pending before the United States Supreme Court, but one Justice on the Supreme Court has already denied a petition to lift the stay. As a result of the stay, these rules are suspended, pending a final decision on the merits of the petition for review of these rules. The appeal is scheduled for argument the week of January 13, 1997. The FCC regulations requiring LECs to negotiate with new entrants, unbundle and resell still exist; however, pending a decision on the appeal, pricing will be determined by private negotiations as approved by state regulatory authorities or by state arbitrations.

     If the FCC's order were implemented as written, and if CBT were unable to obtain waivers to certain requirements or to replace its lost revenues, Cincinnati Bell believes that the result would have a material adverse impact on its revenues and earnings. The material impact would result from the elimination of certain revenues designed to subsidize residential telephone service and increased costs to develop or modify systems to allow number portability and interconnection. CBT also believes that implementation of the FCC order would significantly enhance the position of its competitors, which would have an additional adverse impact on CBT's revenues and earnings from operations within its territory.

     The outcome of three separate, but related, FCC proceedings could be significant for CBT. In the first of these proceedings, the FCC will be implementing a universal service funding mechanism which is currently being developed by a joint board made up of state and federal regulators. In the second of these proceedings, the FCC will be reforming the current access charge regime, which could result in an additional reduction in revenues. In the third, the FCC will be implementing regulations that may require certain LECs to share their infrastructure, technology, information and facilities with certain smaller telecommunications service providers.

     At the state level, the PUCO recently adopted a set of local service guidelines that largely mirror the requirements of the Act and the FCC regulations discussed above. In addition, the PUCO has issued orders granting Time Warner Communications of Ohio, L.P. and Communications Buying Group, Inc. certificates of public convenience and necessity to provide local exchange service in CBT's operating territory. Other entities have been granted certificates to provide basic local exchange service in Ohio, although not in CBT's operating territory. On November 7, 1996, in response to the request of CBT and others for rehearing, the PUCO reissued the guidelines for local competition in Ohio. CBT is currently analyzing the impact of these guidelines. Cincinnati Bell believes that CBT will face increased competition under these guidelines which may have a material adverse effect on its operating results. To date, six competitors have requested interconnection with CBT's network.

     On September 26, 1996, the PSCK issued its rules for local competition in Kentucky. A major portion of the rules outlines the PSCK's perspective regarding universal service and the development of a universal service fund intended to keep residential rates within the state affordable. The rules established a workshop process to review universal service funding. The rules also established an interim resale discount of 17% for most LECs including CBT pending the submission of company-specific cost studies supporting a smaller discount. The PSCK did not, however, adopt detailed rules for interconnection. CBT is reviewing the rules to determine their impact, but the adopted rules are likely to lead to increased competition for CBT in Kentucky and may have an adverse effect on its operating results.

     The impact of the proposed regulatory changes may be mitigated through modification of the final rules, waivers of the rules and price increases in other regulated services (e.g., local rates).

CINCINNATI BELL INFORMATION SYSTEMS INC.

  General

     CBIS was formed in 1983 to leverage Cincinnati Bell's knowledge and expertise in data processing and billing for the telecommunications industry. CBIS provides data processing services and software systems that generate billing information and manage customer information for communications services businesses. CBIS's customers are large corporations in the U.S. telecommunications industry. CBIS accounted for approximately 27% of the Cincinnati Bell's 1995 consolidated revenues and 21% of total operating income excluding special items. During the first nine months of 1996, CBIS's revenue and operating income excluding special items increased 26% and 68%, respectively, compared to the first nine months of 1995.

     CBIS is the leading provider of billing and customer care services to the wireless telecommunications market in North America, which includes the cellular as well as the PCS industry. The cellular industry has been growing in excess of 30% per year in terms of revenues and subscribers. CBIS has been the market leader of billing systems to the cellular industry for more than ten years and serves many of the top cellular carriers. CBIS's systems generate bills for cellular telephone customers in 23 of the 25 largest U.S. metropolitan areas. CBIS's service bureaus generated the billing information for monthly customer statements for approximately 30% of U.S. cellular subscribers in 1995. CBIS's revenue from cellular clients increased from $144 million in 1993 to $198 million in 1994 and to $257 million in 1995.

     CBIS also provides billing and customer care services to companies that operate traditional wireline telecommunications networks, including CBT. It develops network management systems for communications companies and customer care and billing systems for cable television systems operators in the U.S. and Europe. CBIS's systems also support the provision of telephone services by cable television system operators in the U.S. and in Europe. CBIS recently began to offer service bureau billing services to the cable television industry.

     In September 1996, CBIS acquired ICS, an international provider of wireline customer care and billing solutions, from WorldCom, Inc. In December 1995, CBIS acquired IDS, a developer of advanced billing systems for the cable television industry. In March 1995, CBIS acquired X International, an established information technology company located in Bristol, England, that provides customer care and billing software for a wide range of telecommunications companies utilizing the Global System for Mobile Communications ("GSM") standard.

     CBIS's headquarters are in Cincinnati, Ohio. It has major operations in Ohio, Florida, Illinois, Georgia and Virginia. It also has operations in the United Kingdom, Switzerland and The Netherlands.

  Business

     CBIS serves clients principally by processing data and creating bills using proprietary software. CBIS provides and manages billing systems in a service bureau environment where its extensive experience results in significant cost and service advantages to clients. These advantages include freeing the client to concentrate on core competencies, predictable costs, information management expertise and access to advanced technology without capital expense.

     CBIS's data processing services are carried out in its data centers in Cincinnati and Orlando. It uses information from communications service providers to calculate and generate bills for the usage of communications services, generally on a monthly cycle. CBIS strives to provide state-of-the-art systems and facilities that provide reliability and responsiveness. CBIS's systems select the correct plan for each customer from the thousands of pricing plans provided by its clients. These systems generate billing information for more than 12 million bills per month, including approximately 700,000 bills generated for CBT, based on each customer's billing preferences. CBIS's computers process over 140 million transactions, including transactions for CBT, per month. CBIS's revenue from this business is determined in large part by the number of bills it produces and the number of accounts it manages.

     In the wireless industry, pricing plans are complex and change frequently. Customers of CBIS's clients frequently change service plans and service providers. Additionally companies in the wireless industry are growing rapidly. CBIS's ability to manage this change and growth successfully is an important factor in its success.

     CBIS also updates pricing plans and customer records for its clients and makes customer information available to clients on-line, helping these clients better manage their relationships with their telecommunications customers. CBIS typically is compensated at an hourly rate for these and other consulting services.

     Most of CBIS's services are provided under contracts for terms of two to ten years, certain of which may be terminated at specified times prior to expiration with prior written notice. CBIS's four largest clients, other than CBT, are AT&T, 360 DEGREES Communications, Ameritech Corporation and Comcast Cellular, which collectively accounted for approximately 70% of CBIS's 1995 revenues. Several multi-year contracts cover essentially all of CBIS's relationships with AT&T businesses, including its contract with AT&T Wireless and CMT Partners for the provision of wireless customer care and billing services through 2001. In 1996, CBIS signed contract extensions with Comcast Cellular and with 360 degrees Communications. CBIS's contract with Comcast Cellular was extended to 2003 and its contract with 360 degrees Communications was extended to 2006. Other CBIS customers include selected cable television systems owned by Time Warner Inc. and Cox Communications, Inc. and the public telecommunications services providers in Switzerland and The Netherlands. Some clients, including all of CBIS's current cable television clients, have purchased CBIS software to operate in their own data centers. CBIS recently introduced service bureau billing as an option for its cable television clients.

     CBIS's systems development and support are dependent on its ability to attract and retain its professional staff. There can be no assurance that CBIS's labor costs will not increase in the future.

  Markets

     An industry study and CBIS's own analysis estimate that the domestic market for billing and customer care services used by the communications industry was greater than $4 billion in 1995. This figure includes the estimated cost of customer care and billing services used by wireless, wireline and cable television services providers, including services they provide to themselves.

     The cellular industry's subscriber base was approximately 34 million at the end of 1995. At the end of 1995, CBIS's data centers generated billing information for more than 10 million monthly customer statements for cellular subscribers. Billing and customer care for cellular and cellular-related telecommunications services in North America accounted for more than 70% of CBIS's 1995 total revenue.

  Opportunities

     The wireless communications industry also includes a number of emerging services, including PCS, which uses digital technologies to increase the range of features, service quality and operating efficiency of mobile communications services. Increased competition in the communications industry should increase the opportunities for CBIS.

     CBIS recently entered into contracts to provide customer care and billing services to three of the largest potential providers of PCS services in the United States based on both issued and projected license awards. In March 1996, PrimeCo Personal Communications L.P. ("PrimeCo"), a wireless partnership among AirTouch,

Bell Atlantic Corporation, NYNEX Corporation, and U S WEST Media Group, announced that it had chosen CBIS to be its exclusive customer care and billing solutions provider. PrimeCo owns PCS licenses covering approximately 57 million net POPs (potential customers adjusted for equity ownership) and is ranked as the third largest owner of PCS A and B block licenses. In July 1996, CBIS signed an exclusive customer care and billing contract with Sprint Spectrum L.P., a wireless partnership among Sprint Corporation, Tele-Communications, Inc. ("TCI"), Comcast Cellular and Cox Communications, Inc. Sprint Spectrum L.P. owns PCS licenses covering approximately 195 million net POPs and is ranked as the largest owner of PCS A and B block licenses. Additionally, CBIS has an agreement with AT&T to provide customer care and billing services to AT&T for PCS services. AT&T Wireless owns PCS licenses covering approximately 114 million net POPs and is ranked as the second largest owner of PCS A and B block licenses.

     These new PCS contract awards coupled with CBIS's existing cellular billing contracts position CBIS to be a leading provider of customer care and billing services to a much broader wireless services industry if its clients are successful in PCS and other wireless services businesses.

     In March 1996, CBIS also announced a five-year contract with AT&T to provide billing, data processing and software development and professional consulting services in connection with AT&T's proposed reentry into the local telephone market as either a reseller or a facilities-based provider of local exchange services. AT&T is registering to offer these services in all 50 states of the United States and is negotiating for resale agreements with selected LECs. As with PCS, the benefits to CBIS from this contract will depend in part upon the success of AT&T in meeting its objectives in this new venture.

     On September 19, 1996, CBIS signed a three-year contract with a unit of TCI, the largest cable television operator in the U.S. based on total subscribers, to provide customer care and billing services in support of TCI's planned offering of telephone services to its cable television customers. CBIS's data center will provide rating (bill calculation), service order entry and bill finishing services to TCI.

MATRIXX MARKETING INC.

  General

     Based on annual revenues, MATRIXX is the largest independent provider of outsourced telephone marketing services. MATRIXX provides a full range of customer service, sales support and telephone marketing solutions to major companies in its targeted industries. In 1995, MATRIXX accounted for approximately 20% of Cincinnati Bell's consolidated revenue and 14% of total operating income excluding special items. MATRIXX recorded revenues of $271.1 million and operating income excluding special items of $32.3 million in 1995, representing increases of 20% and 43%, respectively, when compared to 1994. During the first nine months of 1996, MATRIXX's revenue and operating income excluding special items increased by 26% and 28%, respectively, when compared to the first nine months of 1995.

     MATRIXX principally focuses on developing long-term, strategic outsourcing relationships with large clients in the telecommunications, technology, financial services, consumer products and direct response industries. MATRIXX focuses on clients in these industries because of the complexity of the service required, the anticipated growth of their businesses and their continuing need for customer service support. Often, the level of support these companies require and the close relationships they build with MATRIXX lead to higher returns versus short-term client programs. For example, MATRIXX built a team of sales account managers who are the dedicated sales channel to a consumer products company's retail and wholesale accounts. MATRIXX's team manages the company's day-to-day relationships with those accounts. This extension of the company's sales organization allows for more frequent customer contact at a lower cost. The dedicated team also assists the company in its marketing efforts through database management, product movement reports and market trends analysis.

     Many MATRIXX employees who respond to inbound customer service calls are dedicated to serving a single client. Employees supporting DIRECTV(R) satellite entertainment services, for example, answer calls to initiate service or to provide information about programming options, billing and technical aspects of the service, including installing customers' own satellite dishes. For other clients, MATRIXX provides help desk support for computer products and services and responds to customer inquiries submitted via the Internet.

     MATRIXX operates 14 domestic and 2 international call centers with approximately 5,900 available workstations and more than 10,000 customer call representatives, including full-time and part-time employees. MATRIXX facilities handled more than 150 million customer calls in 1995.

     MATRIXX is headquartered in Cincinnati. It operates domestic call centers in Ohio, Utah, Colorado, Arizona, Wisconsin, Nebraska and Florida and international call centers in Paris, France and Newcastle, England.

  Business

     MATRIXX provides two categories of telephone marketing services. Traditional services offer large shared capacities for large sales campaigns and major direct response programs. Outsourced dedicated services require dedicated agents to handle a specific company's more complex customer service and sales account management needs. Complementary services to its traditional and outsourced dedicated services are interactive voice response, Internet E-mail response, research, database management and fulfillment. Based on 1995 revenues, approximately 70% of MATRIXX's business involved responding to inbound calls from customers of its clients. MATRIXX considers its industry focus and differentiation of service offerings to be a competitive strength.

     Dedicated customer call representative teams and call centers support large telephone marketing services programs for clients. Many of these centers are linked to provide optimal call routing, capacity matching and redundancy in order to best meet the needs of the client. MATRIXX relies on advanced information systems, including proprietary software, and integrated telephone systems to effectively meet client expectations. MATRIXX customer service representatives receive initial training and on-the-job support to develop calling skills and knowledge of clients' products and services. MATRIXX's service offerings are very labor intensive and dependent in part on its ability to minimize personnel turnover. MATRIXX also competes for qualified personnel with other employers in their geographic markets. There can be no assurance that MATRIXX will be able to hire and retain a sufficient number of qualified personnel in a cost-efficient manner to support continued growth.

     MATRIXX's client base primarily includes large companies in the telecommunications, technology, financial services, consumer products and direct response industries. MATRIXX's largest customers in 1995 were AT&T, DIRECTV(R) and American Express Company, which collectively accounted for approximately 38% of 1995 revenues.

  Market

     Telephone marketing services include consumer and business telephone-based customer service and sales programs. Historically, companies maintained such customer care functions in-house because they believed that a direct relationship with the customer was good business policy and because there were few outsourcing alternatives. As the size and complexity of these functions have grown, increasing numbers of companies have chosen to outsource some or all of these activities in order to focus on their core businesses, reduce costs and improve operational efficiency. Telephone marketing services companies such as MATRIXX are able to provide these services in a higher quality, lower cost manner, which in many cases results in a competitive advantage for MATRIXX's clients. In addition, telephone marketing services companies often can provide a client with current, detailed information on its customers and their purchasing decisions.

     According to a Strategic Telemedia Study, the U.S. agency market for outsourced telephone marketing services, including automated services, was approximately $6 billion in 1995. In addition, industry sources suggest that a considerably larger volume of telephone marketing services was managed and operated internally, through dedicated in-house call centers. MATRIXX believes that corporations will outsource an increasingly larger percentage of such telephone marketing services, further fueling the growth of the market for outsourced telephone marketing services.

     MATRIXX segments the market for telephone marketing services into traditional and outsourced dedicated programs. Traditional programs involve shared agents who handle shorter campaign-oriented calls. Outsourced dedicated programs involve agents who handle larger and more complex calls for long-term clients thereby providing added value. Many programs now include an automated and interactive voice response component in addition to live agents. MATRIXX recently entered the interactive and voice response market through its acquisition of certain assets of Scherers Communications, Inc. in August 1996.

     The principal drivers of overall telephone marketing services market growth are expected to be the increasing use of targeted marketing strategies by companies, the effectiveness of programs that involve frequent one-on-one contact as a means of enhancing customer loyalty and the lower cost of sales and marketing over the phone compared to other customer service methods. Additionally, as companies seek to achieve greater strategic focus and operating efficiency, a greater percentage are expected to seek to outsource telephone-based customer care services and sales coverage programs. Cincinnati Bell believes that MATRIXX is well positioned to capture significant amounts of this business, because of their ability to provide the marketing expertise and technological resources required to deal with increasingly complex customer interactions.

  Opportunities

     MATRIXX believes that there are significant opportunities to grow its business, in light of the growth of telephone marketing services as a communications medium and the trend to outsource customer service and sales coverage programs. Companies now realize that they can improve customer service levels and increase sales while reducing costs. In addition, services developed with other Cincinnati Bell companies are being offered to existing and potential MATRIXX clients. For example, MATRIXX and CBT worked together to develop MATRIXX's help desk support service for CBT's new FUSE(R) Internet access service, a support service MATRIXX is offering to other third-party clients. CBIS is also collaborating with MATRIXX to provide data processing services and enhanced customer management software as well as jointly offering end-to-end value-added solutions for communications providers.

     MATRIXX believes that its focus and expertise in the telecommunications, technology, financial services, consumer products and direct response industries provide it with a competitive advantage in developing additional relationships in these industries. These industries include many large corporations with large and often complex telephone marketing service needs. In addition, MATRIXX believes its scale and expertise in inbound calling provide it with an advantage in winning new business from companies currently relying on in-house telephone marketing service operations.

     MATRIXX will actively seek out opportunities to expand its product offerings and client base through internal development and strategic acquisitions.

  Regulation

     Various federal and state legislative initiatives have been enacted to regulate primarily outbound telephone marketing services, especially calls to consumers. Since MATRIXX concentrates on inbound service and outbound business-to-business telephone marketing services, MATRIXX does not believe that such legislation adversely affects its business presently. However, there can be no assurance that future legislation will not have an expanded scope and restrict MATRIXX's ability to conduct its business.

OTHER BUSINESSES

     Cincinnati Bell Long Distance resells long distance telecommunications services and products as well as voice mail and paging services principally to residential and business customers in Ohio and several adjoining states. Its principal market focus is small- and medium-sized businesses, particularly businesses with two to twenty business access lines in service. CBLD augments its high-quality long-distance services with calling plans, network features and enhanced calling services to create customized packages of communications services for its clients. CBLD's resale activities are conducted pursuant to the regulatory requirements of various state utility commissions. Although no material regulatory developments are pending with respect to such requirements, any such development could have an effect on CBLD's resale activities.

     Cincinnati Bell Directory provides Yellow Pages and other directory products and services as well as related information and advertising services. Its principal products are a White Pages directory and nine

Yellow Pages directories. CBD continually evaluates new product offerings in both the print and emerging electronic categories of distribution.

     Cincinnati Bell Supply ("Supply") purchases, sells and reconditions telecommunications and computer equipment. Its principal market is the secondary market for used and surplus telecommunications systems, including AT&T-brand systems.

     Cincinnati Bell also owns a 45% limited partnership interest in a cellular telephone service business that covers much of central and southwestern Ohio, northern Kentucky and small portions of southeastern Indiana. Cincinnati Bell's proportionate share of this cellular market represents approximately 2.3 million POPs. In 1994, Cincinnati Bell filed suit in Chancery Court in Delaware against the partnership's general partner seeking to dissolve the partnership and reclaim Cincinnati Bell's proportionate share of the partnership's assets. On September 3, 1996, the Court denied Cincinnati Bell's motion for summary judgment and granted the general partner's motion for summary judgment. Cincinnati Bell has appealed the ruling to the Delaware Supreme Court.

COMPETITION

  Cincinnati Bell Telephone Company

     CBT is currently the sole provider of basic local switched wireline telecommunications services in its market. Competitors include providers of special access services, wireless communications services, enhanced calling services such as voice messaging services and providers of business communications equipment and services.

     Evolving technology, the preferences of consumers and policy makers, and the convergence of other industries with the telecommunications industry are causes for increasing competition in the telecommunications industry. The range of communications services, the equipment available to provide and access such services and the number of competitors offering such services continue to increase. That increase expands the means by which CBT's network may be bypassed. Furthermore, recently enacted legislative and regulatory initiatives and additional regulatory developments that are expected in the near future are likely to encourage and accelerate the development of competition in all segments of the telecommunications industry by removing legal barriers to competition across segments of that industry. These initiatives and developments could make it more difficult for CBT to maintain current revenue and profit objectives. See "Risk Factors -- Regulatory and Competitive Trends -- Cincinnati Bell Telephone Company."

     In the future, CBT expects to compete with other providers of local exchange telecommunications services, and communications-based entertainment and information services. Local exchange telecommunications competitors will include other major local exchange telecommunications companies, wireless services providers, interexchange carriers, competitive local exchange carriers ("CLECs") and others. Time Warner Communications of Ohio, L.P. and Communications Buying Group, Inc. are the only other companies currently certified to offer switched local exchange service in CBT's Greater Cincinnati market.

  Cincinnati Bell Information Systems Inc.

     Competition in the information services market is based primarily on product quality, performance, price and the quality of client service. CBIS's competitors include large firms with size and capabilities equal to or greater than CBIS as well as potential competitors from other markets similar to those served by CBIS. Major competitors of CBIS include Alltel Corporation, EDS Systems Corp., American Management Systems Inc. and Andersen Consulting Group. Niche players or new entrants could also capture a segment of the information services market by developing new systems or services which could impact CBIS's market potential. In addition, CBIS's clients and potential clients are generally large companies with substantial resources and the capability to provide needed services for themselves rather than outsourcing such services. Faced with increasing competition, there can be no assurance that CBIS can maintain its future growth at the same rate as that experienced in the past several years.

     CBIS believes that it can provide superior service to its clients, because of its extensive knowledge of the telecommunications industry, its constant technological and service enhancements, its information systems capabilities and resources and the quality of its client service. As telecommunications customer care and billing becomes more complex, telecommunications providers are increasingly considering customer billing services as an opportunity to differentiate themselves from competitive service providers. CBIS believes that its ability to maintain a leadership position in the technological development of billing systems will be critical to providing its clients with competitively priced high quality services.

  MATRIXX Marketing Inc.

     The telephone marketing services industry in which MATRIXX competes is extremely competitive and highly fragmented. MATRIXX competes with the in-house telephone marketing services operations of its current and potential clients, other large telephone marketing services companies such as APAC TeleServices, Inc., AT&T American Transtech, ITI Marketing Services Inc., SITEL Corporation, TeleTech Holdings, Inc., West TeleServices Corporation, Precision Response Corporation and numerous other small companies. MATRIXX also competes with alternative marketing media such as television, radio and direct mail advertising. MATRIXX differentiates itself from competitors based on its size and scale, selective industry and client focus, financial and technical resources and business reputation.

     MATRIXX believes that the principal competitive factors in the telephone marketing and related marketing services industry are reputation for quality, sales and marketing skills, price, technological expertise and the ability to promptly provide clients with customized solutions to their customer service, sales and marketing needs. The competitive marketplace could begin to place pressure on MATRIXX's ability to achieve its goals. There can be no assurance that MATRIXX will be able to achieve the growth and financial results that it has had in the past several years.

  Other Businesses

     Cincinnati Bell's other businesses face intense competition in their markets, principally from larger companies. They primarily seek to differentiate themselves by providing existing customers with superior service and by focusing on niche markets and opportunities to develop and market customized packages of services. CBLD's competitors include other interexchange carriers and selected local telecommunications services companies. CBD's competitors are other directory services companies, and newspapers and other media advertising services providers in its region. Supply's competitors include a number of larger and smaller vendors of new and used communications and computer equipment, operating regionally and across the nation.

                                   MANAGEMENT

     Set forth below is certain information concerning directors and certain executive officers of Cincinnati Bell. Each director holds office (subject to Cincinnati Bell's Amended Regulations) until the next annual meeting of shareholders and until his or her successor has been elected and qualified. The information concerning the directors has been furnished by them to Cincinnati Bell.

NAME                                       AGE   TITLE
----                                       ---   -----
Charles S. Mechem, Jr....................   66   Director and Chairman of the Board
John T. LaMacchia........................   55   Director, President and Chief Executive Officer
James F. Orr.............................   50   Director and Chief Operating Officer
Brian C. Henry...........................   39   Executive Vice President and Chief Financial Officer
William H. Zimmer III....................   42   Secretary and Treasurer
William D. Baskett III...................   57   General Counsel and Chief Legal Officer
David F. Dougherty.......................   40   President and Chief Executive Officer of MATRIXX
Robert J. Marino.........................   49   President and Chief Executive Officer of CBIS
John F. Barrett..........................   47   Director
Phillip R. Cox...........................   49   Director
William A. Friedlander...................   64   Director
Roger L. Howe............................   61   Director
Robert P. Hummel, M.D....................   68   Director
James D. Kiggen..........................   64   Director
Mary D. Nelson...........................   63   Director
Brian H. Rowe............................   65   Director
David B. Sharrock........................   60   Director

CHARLES S. MECHEM, JR., Director of Cincinnati Bell since December 1995 and Chairman of Cincinnati Bell since April 22, 1996; Chairman of the Executive Committee and the Nominating Committee; Commissioner Emeritus, Ladies Professional Golf Association ("LPGA") (women's professional sports organization). Retired from LPGA in December 1995, following a five-year tenure. Chairman of U.S. Shoe Corporation from April 1993 to May 1995. Retired Chairman & CEO of Taft Broadcasting Company (1967-1990). Director of AGCO, Mead Corporation, Ohio National Life Insurance Company, J. M. Smucker Company, Star Banc Corp. and Star Bank, N.A.

JOHN T. LAMACCHIA, President and Chief Executive Officer of Cincinnati Bell since October 1, 1993; President of Cincinnati Bell since January 1, 1988; Chairman of Cincinnati Bell Telephone Company since November 1993; Chairman of Cincinnati Bell Information Systems Inc. since October 1988; Chief Operating Officer of Cincinnati Bell, 1988-1993. Director of Cincinnati Bell since 1985; member of the Executive Committee. Director of Burlington Resources, Inc. (oil and gas production). Director of The Kroger Co. (food retailer).

JAMES F. ORR, Director and Chief Operating Officer of Cincinnati Bell since September 16, 1996; Executive Vice President of Cincinnati Bell, June 1, 1995
-- September 16, 1996; President and Chief Executive Officer of Cincinnati Bell Information Systems Inc., January 1, 1995 -- September 16, 1996; Chief Operating Officer of CBIS, February 4, 1994 -- December 31, 1994; President and Chief Executive Officer of MATRIXX Marketing Inc., January 1, 1993 -- December 31, 1994; Vice President -- Market Development, January 1, 1989 -- December 31, 1992.

BRIAN C. HENRY, Executive Vice President and Chief Financial Officer of Cincinnati Bell since March 29, 1993; Vice President and Chief Financial Officer of Mentor Graphics, February 1986 to March 28, 1993.

WILLIAM H. ZIMMER III, Secretary and Treasurer of Cincinnati Bell since August 1, 1991; Secretary and Assistant Treasurer of Cincinnati Bell, December 1, 1988 -- July 31, 1991. Trustee of Star Funds, an investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), since February 1996.

WILLIAM D. BASKETT III, General Counsel and Chief Legal Officer of Cincinnati Bell since July 1993; Partner of Frost & Jacobs since 1970.

DAVID F. DOUGHERTY, President and Chief Executive Officer of MATRIXX Marketing Inc. since January 1, 1995; Senior Vice President and Chief Operating Officer U.S. Operations, January 1, 1993 -- December 31, 1994; President of the Consumer Division, January 1, 1991 -- December 31, 1992.

ROBERT J. MARINO, President and Chief Executive Officer, of Cincinnati Bell Information Systems Inc. since September 16, 1996; Chief Operating Officer, October 2, 1995 -- September 16, 1996; President of the Northeast Region at Nextel Communications (wireless communications services company) from 1993-1995.

JOHN F. BARRETT, Director of Cincinnati Bell since 1992; member of the Audit Committee, Compensation Committee and Nominating Committee. President and Chief Executive Officer of The Western and Southern Life Insurance Company since March 8, 1994; President and Chief Operating Officer, November 1989 -- March 1994; Executive Vice President and Chief Financial Officer, May 1987 -- October 1989. Director of The Western and Southern Life Insurance Company, The Fifth Third Bancorp and its subsidiary, The Fifth Third Bank, and The Andersons, Inc.

PHILLIP R. COX, Director of Cincinnati Bell since 1993; member of the Compensation Committee and Finance and Benefits Committee. President and Chief Executive Officer of Cox Financial Corporation (financial planning) since 1972. Chairman of United Way of Cincinnati, March 1995, Vice Chairman of United Way of Cincinnati, 1993-1995, Director of Federal Reserve Bank of Cleveland, CINergy Corp. (gas and electric company), PNC Bank, Ohio, N.A., and Trustee of The Touchstone Funds, investment companies registered under the 1940 Act.

WILLIAM A. FRIEDLANDER, Director of Cincinnati Bell since 1986; Chairman of the Audit Committee and a member of the Executive Committee. Chairman of Bartlett & Co. (a registered investment advisor) since 1989; Chief Executive Officer, 1966-1989. Director and Chief Executive Officer of the Greater Cincinnati Foundation (community foundation), 1990-1994. Director of The Union Central Life Insurance Company.

ROGER L. HOWE, Director of Cincinnati Bell since September 16, 1996. Chairman of U.S. Precision Lens, Inc. (manufacturer of optics for the instrument, semiconductor, photographic, fiber optic, medical and toy industries) since 1970. Director of Atkins & Pearce, Inc., Baldwin Piano & Organ Co., Cintas Corporation, Eagle-Picher Industries (diversified manufacturer of industrial products), The R. A. Jones Co., (manufacturer of packaging systems), Star Banc Corp and its subsidiary, The Star Bank.

ROBERT P. HUMMEL, M.D., Director of Cincinnati Bell since 1983; Chairman of the Finance and Benefits Committee and a member of the Executive Committee. Chief of Staff of University Hospital; Emeritus Professor of Surgery, College of Medicine, University of Cincinnati.

JAMES D. KIGGEN, Director of Cincinnati Bell since 1983; Chairman of the Compensation Committee and a member of the Executive Committee. Chairman of the Board of Xtek, Inc. (manufacturer of engineered steel products for heavy industry) since 1985; Chief Executive Officer of Xtek, Inc. since 1981; President of Xtek, Inc. 1979-1995. Director of Fifth Third Bancorp and its subsidiary, The Fifth Third Bank, The United States Playing Card Company (worldwide manufacturer of playing cards), The R.A. Jones Co. and Xtek, Inc.

MARY D. NELSON, Director of Cincinnati Bell since 1994; a member of the Audit Committee and Finance and Benefits Committee. President of Nelson & Co. (consulting actuaries) since 1975. Director of Blount International, Inc. (manufacturer of outdoor products, industrial and power equipment and sporting equipment) and The Union Central Life Insurance Company.

BRIAN H. ROWE, Director of Cincinnati Bell since October 28, 1996. Retired Chairman of GE Aircraft Engines, 1993-1995. President and Chief Executive Officer of GE Aircraft Engines and Senior Vice President of the General Electric Company from 1979-1993. Director of The Fifth Third Bancorp and its subsidiary, The Fifth Third Bank, Stewart & Stevenson Service, Inc. (manufacturer of turbine engine systems), Atlas

Air, Inc. (cargo carrier), B/E Aerospace, Inc. (manufacturer of aircraft interior products), Textron, Inc. (manufacturer of aerospace and commercial products) and Canadian Marconi Company (manufacturer of aircraft parts).

DAVID B. SHARROCK, Director of Cincinnati Bell since 1987; member of the Compensation Committee and Nominating Committee. Consultant since 1994; Retired Executive Vice President and Chief Operating Officer of Marion Merrell Dow Inc. (researcher, manufacturer and seller of pharmaceutical products) 1989-1993; President and Chief Operating Officer of Merrell Dow Pharmaceuticals Inc., 1988-1989. Director of Unitog Co. (uniform rental company), Interneuron Pharmaceuticals Inc. (pharmaceutical research), Progenitor, Inc. (pharmaceutical research), Intercardia, Inc. (pharmaceutical product development) and Pharmaceutical Peptides, Inc. (pharmaceutical research).

                              SELLING SHAREHOLDER


     This Prospectus relates to 2,400,000 Common Shares, plus up to an additional 360,000 Common Shares solely to cover over-allotments, which may be delivered by the Cincinnati Bell Pension Plans Trust and are offered by the Cincinnati Bell Pension Plans Trust pursuant to this Prospectus. Assuming the Cincinnati Bell Pension Plans Trust sells all of such 2,400,000 Common Shares (representing approximately 3.6% of the outstanding Common Shares) offered hereby and the Underwriters do not exercise their over-allotment option, the Cincinnati Bell Pension Plans Trust will thereafter own 1,057,248 Common Shares (representing approximately 1.6% of the outstanding Common Shares).

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary description of the capital stock of Cincinnati Bell and is qualified by reference to Cincinnati Bell's Amended Articles of Incorporation (the "Articles"), a copy of which has been filed as Exhibit 4.1 to this Registration Statement. For the text of the provisions summarized below, reference is made to such exhibit.

     The authorized capital stock of Cincinnati Bell consists of 240,000,000 Common Shares, par value $1.00 per share, and 5,000,000 preferred shares, without par value (the "Preferred Shares"), of which 4,000,000 are voting preferred shares (the "Voting Preferred Shares"). At September 30, 1996, 67,393,953 Common Shares were outstanding. There are currently no Preferred Shares outstanding.

     All Common Shares of Cincinnati Bell are entitled to participate equally in such dividends as may be declared by the Board of Directors of Cincinnati Bell and upon liquidation of Cincinnati Bell, subject to the prior rights of any Preferred Shares. All Common Shares are fully paid and nonassessable.

     Each shareholder has one vote for each Common Share registered in the shareholder's name. The Board of Directors is divided into three classes as nearly equal in size as the total number of directors constituting the Board permits. The number of directors may be fixed or changed from time to time by the shareholders or the directors.

     The Board of Directors is authorized to issue the Preferred Shares from time to time in series and to fix the dividend rate and dividend dates, liquidation price, redemption rights and redemption prices, sinking fund requirements, conversion rights, restrictions, if any, on the creation of indebtedness and on the issuance of such Preferred Shares, and certain other rights, preferences and limitations. Each series of Preferred Shares would rank, with respect to dividends and redemption and liquidation rights, senior to the Common Shares. It is not possible to state the actual effect of the authorization of any series of Preferred Shares upon the rights of holders of the Common Shares until the Board of Directors determines the rights of the holders of one or more series of Preferred Shares. However, such effects could include (a) restrictions on dividends on the Common Shares, (b) dilution of the voting power of the Common Shares to the extent that the Voting Preferred Shares have voting rights or (c) inability of the Common Shares to share in Cincinnati Bell's assets upon liquidation until satisfaction of any liquidation preference granted to the Preferred Shares.

     No holders of shares of any class of Cincinnati Bell's capital stock have pre-emptive rights nor the right to exercise cumulative voting in the election of directors.

     The transfer agent and registrar of the Common Shares is KeyCorp Shareholder Services, Inc., a subsidiary of KeyBank N.A., P. O. Box 6477, Cleveland, Ohio 44101.

CHANGE IN CONTROL

     The following provisions of Cincinnati Bell's Articles and Ohio law might have the effect of delaying, deferring or preventing a change in control of Cincinnati Bell and would operate only with respect to an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale or transfer of assets or liquidation involving Cincinnati Bell and certain persons described below.

     Ohio law provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), Cincinnati Bell's Articles do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the Articles, relatively difficult and a vote of the holders of in excess of one-third of the outstanding Common Shares of Cincinnati Bell would be sufficient to prevent implementation of any of the corporation actions mentioned above. In addition, Article Fifth classifies the Board of Directors into three classes of directors with staggered terms of office and Cincinnati Bell's Amended Regulations provide certain limitations on the removal from and filling of vacancies in the office of director.

     Article Sixth of the Articles requires that certain minimum price requirements and procedural safeguards be observed by a person or entity after he or it becomes the holder of 10% or more of the voting shares of Cincinnati Bell if such person or entity seeks to effect mergers or certain other business combinations ("Business Combinations") that could fundamentally change or eliminate the interests of the remaining shareholders. If such requirements and procedures are not complied with, or if the proposed Business Combination is not approved by at least a majority of the members of the Board of Directors who are unaffiliated with the new controlling person or entity (taking into account certain special quorum requirements), the proposed Business Combination must be approved by the holders of 80% of the outstanding Common Shares and outstanding Voting Preferred Shares of Cincinnati Bell (collectively, "Voting Shares"), voting together as a class, notwithstanding any other class vote required by law or by the Articles. In the event the price criteria and procedural requirements are met or the requisite approval by such unaffiliated directors (taking into account certain special quorum requirements) is given with respect to a particular Business Combination, the normal voting requirements of Ohio law would apply.

     In addition, Article Sixth of the Articles provides that the affirmative vote of the holders of 80% of the Voting Shares, voting as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Article Sixth. An 80% vote is not required to amend or repeal, or adopt a provision inconsistent with, Article Sixth if the Board of Directors has recommended such amendment or other change and if, as of the record date for the determination of shareholders entitled to vote thereon, no person is known by the Board of Directors to be the beneficial owner of 10% or more of the Voting Shares, in which event the affirmative vote of the holders of two-thirds of the Voting Shares, voting as a single class, shall be required to amend or repeal, or adopt a provision inconsistent with, Article Sixth.

     Ohio, the state of Cincinnati Bell's incorporation, has enacted Ohio Revised Code Section 1701.831, a "control share acquisition" statute, and Chapter 1704, a "merger moratorium" statute. The control share acquisition statute basically provides that any person acquiring shares of an "issuing public corporation" (which definition Cincinnati Bell meets) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.

     The merger moratorium statute provides that, unless a corporation's articles of incorporation or regulations otherwise provide, an "issuing public corporation" (which definition Cincinnati Bell meets) may not engage in a "Chapter 1704 transaction" for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the "Chapter 1704 transaction" is approved by the corporation's board of directors prior to such voting power acquisition. A person who acquires such voting power is an "interested shareholder," and "Chapter 1704 transactions" involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalization and other transactions between an "issuing public corporation" and an "interested shareholder" if such transactions involve 5% of the assets or shares of the "issuing public corporation" or 10% of its earning power. After the initial three year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions.

     Ohio has also enacted a "greenmailer disgorgement" statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

     In addition, Ohio has a "control bid" statute that provides for the dissemination of certain information and the possibility of a hearing concerning compliance with law in connection with a proposed acquisition of more than 10% of any class of equity securities of a corporation, such as Cincinnati Bell, that has significant contacts with Ohio.

     In October 1986 the Board of Directors of Cincinnati Bell adopted a Share Purchase Rights Plan. Under the plan, shareholders received, in connection with each Common Share owned, the right to purchase one one-hundredth of a Series A Preferred Share at an exercise price of $125, subject to adjustment (the "Rights"). The Rights expired on November 5, 1996. Cincinnati Bell has no current intention to implement a successor shareholder rights plan, but it may do so in the future.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Shares by a person that, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust (a "non-U.S. holder"). The discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position. Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of Common Shares, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

DIVIDENDS

     Dividends paid to a non-U.S. holder of Common Shares ordinarily will be subject to withholding of United States federal income tax at a 30 percent rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis.

GAIN ON DISPOSITION OF COMMON SHARES

     A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain realized on a disposition of Common Shares, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and (b) in the case of a non-U.S. holder who is an individual and who holds the Common Shares as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.

FEDERAL ESTATE TAXES

     Common Shares owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on Common Shares to a non-U.S. holder at an address outside the United States. As a general matter, information reporting and backup withholding also will not apply to a payment of the proceeds of a sale of Common Shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Common Shares effected outside the United States by a foreign office of a broker if the broker is a U.S. person, derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, or is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Shares will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     These backup withholding and information reporting rules are under review by the United States Treasury, and their application to the Common Shares could be changed by future regulations.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), a syndicate of United States underwriters (the "U.S. Underwriters") named below has severally agreed to purchase, and the Selling Shareholder has agreed to sell to them, severally, the respective number of Common Shares set forth opposite the names of such U.S. Underwriters below, and a syndicate of international underwriters (the "International Underwriters") named below has severally agreed to purchase, and the Selling Shareholder has agreed to sell to them, severally, the respective number of Common Shares set forth opposite the names of such International Underwriters below:


                                                                           NUMBER OF
    NAME                                                                 COMMON SHARES
    ----                                                                 --------------
    U.S. Underwriters:
      Morgan Stanley & Co. Incorporated................................       737,500
      Salomon Brothers Inc ............................................       737,500
      Robert W. Baird & Co. Incorporated...............................        25,000
      Bear, Stearns & Co. Inc. ........................................        50,000
      Bishop, Rosen & Co., Inc. .......................................        25,000
      Alex. Brown & Sons Incorporated..................................        50,000
      EVEREN Securities, Inc...........................................        25,000
      Ferris, Baker Watts, Incorporated................................        25,000
      First Albany Corporation.........................................        25,000
      Goldman, Sachs & Co. ............................................        50,000
      Lazard Freres & Co. LLC..........................................        50,000
      McDonald & Company Securities, Inc...............................        25,000
      Merrill Lynch, Pierce, Fenner & Smith Incorporated...............        50,000
      J.P. Morgan Securities Inc. .....................................        50,000
      Raymond James & Associates, Inc. ................................        25,000
      Smith Barney Inc. ...............................................        50,000
                                                                         ------------
           Subtotal....................................................     2,000,000
                                                                         ------------
    International Underwriters:
      Morgan Stanley & Co. International Limited.......................       155,000
      Salomon Brothers International Limited...........................       155,000
      Daiwa Europe Limited.............................................        30,000
      Societe Generale.................................................        30,000
      UBS Limited......................................................        30,000
                                                                         ------------
           Subtotal....................................................       400,000
                                                                         ------------
              Total....................................................     2,400,000
                                                                         ============


     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Common Shares offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to Common Shares purchased by it in its capacity as a U.S. Underwriter, (ii) made by it in its capacity as an International Underwriter shall apply only to Common Shares purchased by it in its capacity as an International Underwriter and (iii) shall not restrict its ability to distribute any prospectus relating to the Common Shares to any person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All Common Shares to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of Common Shares to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of Common Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any Common Shares a notice stating in substance that, by purchasing such Common Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer of Common Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Shares a notice to the foregoing effect.

     Each International Underwriter has agreed that: (i) it has not offered or sold and will not offer or sell any Common Shares to persons in the United Kingdom ("U.K.") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the U.K.; and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the U.K. any document received by it in connection with the issue of the Common Shares, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Underwriters initially propose to offer part of the Common Shares directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.43 a share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other Underwriters or to certain other dealers. After the initial offering of the Common Shares, the offering price and other selling terms may from time to time be varied by the Underwriters.



     Pursuant to the Underwriting Agreement, the Selling Shareholder has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 360,000 additional Common Shares at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Common Shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Common Shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of U.S. Shares offered hereby.


     Cincinnati Bell, the Selling Shareholder, Waslic Company II, The Western and Southern Life Insurance Company and the directors and executive officers of Cincinnati Bell have agreed, with certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, except for the shares to be sold in the offerings, for a period of at least 90 days from the date of this Prospectus without the prior written consent of the Representatives, on behalf of the several Underwriters; provided, however, that (x) Cincinnati Bell may issue, or grant options for, Common Shares pursuant to any stock plan for employees or directors, or any qualified employee benefit plan, in effect on the date of this Prospectus, or pursuant to any stock options outstanding on the date of this Prospectus, and any defined contribution qualified employee benefit plan in effect on the date of this Prospectus may sell Common Shares to satisfy plan liquidity need and (y) such officers and directors, which may include John T. LaMacchia, James F. Orr and Brian C. Henry, may sell up to 200,000 Common Shares in the aggregate so long as no one individual sells more than (A) 5,000 Common Shares or (B) 15% of the sum of the number of Common Shares currently owned by such individual and the number of Common Shares that may be purchased by such individual pursuant to currently exercisable options (whichever of (A) or (B) is greater). If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.


     Cincinnati Bell and Salomon Inc have entered into a separate underwriting agreement with the group of underwriters named therein providing for the offer and sale by Salomon Inc to such underwriters of 3,500,000 DECS, plus up to an additional 500,000 DECS solely to cover over-allotments. At maturity, the DECS will be mandatorily exchangeable by Salomon Inc into Common Shares (or, at Salomon Inc's option, cash with an equal value and/or such other consideration as permitted or required by the terms of the DECS) at the rate specified in the prospectus for the DECS Offering. The closings of the Common Shares Offering and the DECS Offering are not conditioned upon each other.


     In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with Cincinnati Bell.

     Cincinnati Bell, the Selling Shareholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL OPINIONS

     The legality of the Common Shares and certain other legal matters in connection with the sale of the Common Shares offered hereby will be passed upon for Cincinnati Bell by Frost & Jacobs, Cincinnati, Ohio. Mr. Baskett, a partner of Frost & Jacobs, is General Counsel and Chief Legal Officer of Cincinnati Bell and is the record owner of 1,040 Common Shares and has options to purchase 80,000 Common Shares. Other attorneys at Frost & Jacobs are the record or beneficial owners of approximately 4,700 Common Shares in the aggregate. Certain legal matters in connection with the sale of the Common Shares offered hereby will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters relating to the Selling Shareholder will be passed upon by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of Cincinnati Bell Inc. as of December 31, 1995 and 1994 and the consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1995, which appear in Cincinnati Bell's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             [CINCINNATI BELL LOGO]